Exhibit 2

AGREEMENT AND PLAN OF MERGER

among

TIMELY STAR LIMITED

TIMELY MERIT LIMITED

and

GLOBAL-TECH ADVANCED INNOVATIONS INC.

Dated as of December 4, 2015

i

ii

Exhibit A – Plan of Merger

iii

AGREEMENT AND PLAN OF MERGER, dated as of December 4, 2015 (this “Agreement”), among Timely Star Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”), Timely Merit Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and Global-Tech Advanced Innovations Inc., a company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”).

WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger upon the terms and subject to the conditions set forth in this Agreement and becoming a wholly owned Subsidiary (as defined below) of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee (as defined below), has (a) determined that it is in the best interests of the Company and its shareholders (other than the holders of the Excluded Shares (as defined below)), and declared it advisable, to enter into this Agreement and the Plan of Merger (as defined below), (b) approved the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of transactions contemplated by this Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), and (c) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions by the shareholders of the Company pursuant to Part IX of the BVI Business Companies Act, 2004, as amended, of the British Virgin Islands (the “BVI Companies Act”), at the Company Shareholders’ Meeting (as defined below);

WHEREAS, the board of directors of each of Parent and Merger Sub has (a) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger and (b) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement and the Plan of Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, the Rollover Shareholders (as defined below) have executed a support agreement among such Rollover Shareholders and Parent (the “Support Agreement”, as amended and supplemented from time to time), pursuant to which the Rollover Shareholders will, subject to the terms and conditions therein, (a) receive no consideration for the cancellation of the Rollover Shares in accordance with this Agreement and (b) vote their Rollover Shares in favor of the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Mr. John C.K. Sham (“Mr. Sham”) (a) has executed and delivered a guarantee in favor of the Company (the “Guarantee”, as amended and supplemented from time to time) to guarantee the due and punctual payment, performance and discharge of the obligations of Parent and Merger Sub under this Agreement, and (b) has executed and delivered an equity financing commitment letter in favor of Parent (the “Equity Commitment Letter”, as amended and supplemented from time to time), pursuant to which, subject to the terms and conditions therein, Mr. Sham has committed to invest in Parent the amount set forth therein.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.01 Certain Defined Terms For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any transaction or series of related transactions (other than the Merger) that constitute, or may reasonably be expected to lead to (a) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose business constitutes more than 20% of the net revenue, net income or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (b) any sale, lease, license, exchange, transfer or other disposition of, or joint venture involving, assets or businesses that constitute or represent more than 20% of the net revenue, net income or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (c) any sale, exchange, transfer or other disposition of more than 20% of any class of equity securities, or securities convertible into or exchangeable for equity securities, of the Company; (d) any tender offer or exchange offer that, if consummated, would result in any Person becoming the beneficial owner of more than 20% of any class of equity securities of the Company; or (e) any combination of the foregoing.

“Action” means any litigation, suit, claim, action, proceeding or investigation.

“Affiliate” of a Person means a Person who, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

“Alternative Acquisition Agreement” means a merger agreement, acquisition agreement, or other similar definitive contract or agreement relating to any Acquisition Proposal.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3 under the Exchange Act.

“Business Day” means any day other than a Saturday or Sunday and other than a day on which banks are not required or authorized to close in the British Virgin Islands, Beijing, Hong Kong or the City of New York.

“Closing Date” means the date on which the Closing occurs.

“Company Disclosure Schedule” means the disclosure schedule dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub simultaneously with the signing of this Agreement.

“Company Option” means an outstanding option to buy Shares granted under any of the Company Share Plans.

“Company Owned Intellectual Property Rights” means all Intellectual Property Rights owned by the Company or any of its Subsidiaries.

“Company Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, filings, clearances, exemptions, certificates, approvals and orders of any Governmental Authority necessary for each of the Company and its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

“Company Recommendation” means the recommendation of the Company Board, acting upon the recommendation of the Special Committee, that the shareholders of the Company authorize and approve this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger.

“Company Share Plans” means the Company’s Amended and Restated 1997 Stock Option Plan, 1999 Employee Stock Purchase Plan, 2005 Stock Option Plan and 2011 Omnibus Equity Plan, each as amended and supplemented as of the date hereof.

“Company Shareholder Approval” means the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, at the Company Shareholders’ Meeting by the affirmative vote of (x) a majority of in excess of fifty percent (50%) of the votes of those shareholders entitled to vote present and voting on the resolution in person or by proxy as a single class at the Company Shareholders’ Meeting and (y) shareholders representing at least a majority of the outstanding Shares, excluding the Excluded Shares (i.e., the Excluded Shares will not be counted towards such vote), who are present and voting (in person or by proxy) at the Company Shareholders’ Meeting with respect to the Transactions (for instance if such unaffiliated shareholders present and voting represent 300,000 shares vote with respect to the Transactions, then the unaffiliated shareholders present and voting representing at least 150,001 Shares must approve the Transactions).

“Company Shareholders’ Meeting” means the meeting of the Company’s shareholders (including any adjournments or postponements thereof) to be held in accordance with applicable Law and the articles of association of the Company, to consider and vote upon the proposals to authorize and approve this Agreement, the Plan of Merger and the Transactions, including the Merger.

“Contract” shall mean any note, bond, mortgage, indenture, Lease, license, permit, concession, franchise, contract, agreement, arrangement, plan or other instrument, right or obligation.

“control” (including the terms “controlled by” and “under common control with”) means, with respect to any Person, the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

“Dissenting Shareholders” means the holders of the Shares who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger and to receive payment of the fair value of their Shares pursuant to Section 179 of the BVI Companies Act.

“Dissenting Shares” means the Shares owned by the Dissenting Shareholders.

“Encumbrances” means mortgages, pledges, liens, security interests, encumbrances, charges or other adverse claims of third parties or restrictions of any kind, including any easement, reversion interest, right of way or other encumbrance to title, limitations on voting rights, or any option, right of first refusal or right of first offer.

“End Date” means date that is six (6) months from the date of this Agreement.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Shares” means, collectively, (a) the Rollover Shares and (b) the Shares held by the Company or any of its Subsidiaries (if any).

“Expenses” means, with respect to any party hereto, all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants to a party hereto and its Affiliates) actually incurred or accrued by such party or its Affiliates or on its or their behalf or for which it or they are liable in connection with or related to the authorization, preparation, negotiation, execution and performance of the Transactions, the preparation, printing, filing and mailing of Schedule 13E-3 and the Proxy Statement, the solicitation of shareholder approvals, the filing of any required notices under applicable Law and all other matters related to the closing of the Merger and the other Transactions.

“GAAP” means U.S. generally accepted accounting principles applied consistently throughout the periods involved.

“Governmental Authority” means any federal, national, foreign, supranational, state, provincial, county, local or other government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Indebtedness” means, with respect to any Person, without duplication: (a) all indebtedness of such Person, whether or not contingent, for borrowed money, including all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments; (b) all obligations of such Person for the deferred purchase of property or services; (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (d) all obligations of such Person as lessee under Leases that have been or should be, in accordance with GAAP, recorded as capital leases; (e) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (f) all

Indebtedness of others referred to in clauses (a) through (e) above guaranteed (or in effect guaranteed) directly or indirectly in any manner by such Person, and (g) all Indebtedness of others referred to in clauses (a) through (f) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property Rights” means any and all intellectual property rights in and to the following, in all jurisdictions throughout the world: (a) patents, patent applications and statutory invention registrations, (b) trademarks, service marks, trade dress, logos, trade names, corporate names and other source identifiers, and registrations and applications for registration thereof, (c) copyrightable works, copyrights, and registrations and applications for registration thereof, (d) confidential and proprietary information, including trade secrets and know-how, and (e) rights of privacy, publicity and endorsement.

“Knowledge of the Company” or “Company’s Knowledge” means the actual knowledge of Shu Wai Ping and Janice Fung.

“Law” means any federal, national, foreign, supranational, state, local, administrative or other law (including common law), treaty, convention, statute, ordinance, regulation, requirement, regulatory interpretation, rule, code or Order.

“Lease” means any and all leases, subleases, licenses or other occupancy agreements, sale/leaseback arrangements or similar arrangements.

“Leased Real Property” means the real property leased, subleased, licensed or otherwise occupied by the Company or any of its Subsidiaries as tenant, sublessee, licensee or occupier, together with, to the extent leased by the Company or any of its Subsidiaries, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems and equipment affixed thereto and all easements, licenses, rights, hereditaments and appurtenances relating to the foregoing.

“Material Adverse Effect” means any fact, event, circumstance, change, condition or effect (any such item, an “Effect”) that, individually or in the aggregate with all other Effects, has or would reasonably be expected to have a material adverse effect to the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that any Effect arising out of, relating to or resulting from any of the following, either alone or in combination, shall not constitute or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect: (i) changes in general business, economic, political or financial market conditions or changes affecting the economy or financial, credit or securities markets generally, in each case, in the PRC, the United States or any other jurisdiction in which the Company or any of its Subsidiaries conducts business; (ii) changes in GAAP or applicable Laws or any interpretation or enforcement thereof of general applicability that are also applicable to the Company or any of its Subsidiaries; (iii) factors generally affecting the industries in which the Company and its Subsidiaries operate; (iv) the consummation of the Transactions, the public announcement of this Agreement or the identity of Parent and their Affiliates (including the initiation of litigation or other legal proceedings relating to this Agreement or the Transactions or any losses of customers or employees), (v) any outbreak or escalation of hostilities, declared or undeclared acts of war, sabotage or terrorism, acts of God or natural disasters, or other force majeure events; (vi) changes in the market price or trading volume of Shares (it being understood that the underlying cause of such change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); (vii) actions or omissions of the Company or any of its Subsidiaries taken (A) that are expressly required by this Agreement, (B) with the prior written consent of Parent, Merger Sub or Mr. Sham or (C) at the written request of Parent, Merger Sub or Mr. Sham; (viii) any breach of this Agreement by Parent or Merger Sub; (ix) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur); or (x) any change or prospective change in the Company’s credit ratings; provided, that the Effects set forth in clauses (i), (iii) and (v) above shall only be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent such Effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the same industries and geographic markets in which the Company and its Subsidiaries conduct their businesses (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not a Material Adverse Effect has occurred or would be reasonably expected to occur).

“NASDAQ” means the NASDAQ Stock Market LLC.

“Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Authority.

“Parent Permits” means franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, concessions, registrations, filings, clearances, exemptions, certificates, approvals and orders of any Governmental Authority necessary for Parent and any of its Subsidiaries to own, lease and operate their respective properties and assets or to carry on their respective businesses as they are now being conducted.

“Permitted Encumbrances” means: (a) liens for Taxes, assessments and charges or levies by Governmental Authorities not yet due and payable or that are being contested in good faith by appropriate proceedings; (b) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, that are being contested in good faith by appropriate proceedings; (c) leases, licenses and subleases (other than capital leases and leases underlying sale and leaseback transactions); (d) Encumbrances imposed by applicable Law; (e) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, in each case, in the ordinary course of business; (f) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (g) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (h) Encumbrances or the underlying Indebtedness or liabilities that are disclosed in the Company SEC Reports filed or furnished prior to the date hereof, (i) matters which would be disclosed by an accurate survey or inspection of the real property which do not, individually or in the aggregate, materially impair the occupancy or current use of such real property which they encumber; (j) outbound license agreements entered into in the ordinary course of business; (k) standard survey and title exceptions and (l) any other Encumbrances that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a Material Adverse Effect.

“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (as defined in Section 13(d)(3) of the Exchange Act), trust, association, entity or Governmental Authority.

“PRC” means the People’s Republic of China, but solely for purposes of this Agreement, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Representatives” means a Person’s officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“Rollover Shares” means the Shares set forth in the Support Agreement.

“Rollover Shareholders” means each Person holding Rollover Shares who is a party to the Support Agreement (other than Parent).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Service Provider” means each of the officers, employees and directors of the Company and each of its Subsidiaries.

“Shares” means the ordinary shares, par value US$0.04 per share, of the Company.

“Special Committee” means a special committee of the Company Board consisting of two (2) members of the Company Board that are not affiliated with Parent or Merger Sub and are not members of the management of the Company.

“Subsidiary” or “Subsidiaries” of any specified Person means any other Person of which (a) such Person or any other Subsidiary of such Person is a general or managing partner with the ability to control the operations of such Person or (b) at least a majority of the voting securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions with respect to such other Person) is, directly or indirectly, owned or controlled by such Person or by one or more of its Subsidiaries or by such Person and one or more of its Subsidiaries.

“Superior Proposal” means a bona fide Acquisition Proposal (provided that each reference to “20%” in the definition of “Acquisition Proposal” shall be replaced with “50%”) that the Company Board (acting through the Special Committee) determines, in its good faith judgment, after having received and considered the advice of its independent financial advisor and outside legal counsel to be (a) more favorable, including from a financial point of view and taking into account the various representations, warranties, covenants and other obligations required of the Company under the Alternative Acquisition Agreement related to the Superior Proposal, to the Company and the shareholders of the Company (other than holders of Excluded Shares) than the Merger (after taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 7.03(d)(ii) prior to the time of determination), and (b) reasonably likely to be consummated, after taking into account all factors the Company Board (acting through the Special Committee) deems appropriate, including all financing, legal, regulatory, timing and other aspects of the Acquisition Proposal (including certainty of closing) and the identity of the Person making the Acquisition Proposal.

“Taxes” means (a) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including taxes on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, share capital, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; (b) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; (c) customs duties, tariffs and similar charges; and (d) in the case of the Company and its Subsidiaries, liability for the payment of any amount of the type described in any of (a) through (c) as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined, unitary or other group filing a group Tax Return, as a transferee or successor, or by contract.

“Tax Return” shall mean any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“U.S.” means the United States of America.

Section 1.02 Other Defined Terms. The following terms have the meanings set forth in the Sections set forth below:

Defined Term	Location of Definition
Agreement	Preamble
Alternative Financing	Section 7.14(b)
Alternative Financing Documents	Section 7.14(b)
Bankruptcy and Equity Exception	Section 4.04(a)

Defined Term	Location of Definition
Benefit Plan	Section 4.10(c)
BVI Companies Act	Recitals
Certificate	Section 3.02(b)(i)
Change in the Company Recommendation	Section 7.03(c)
Change or Alternative Acquisition Notice	Section 7.03(d)(ii)
Closing	Section 2.02
Company	Preamble
Company Board	Recitals
Company Related Parties	Section 9.03(e)
Company SEC Reports	Section 4.07(a)
Company Termination Fee	Section 9.03(a)(ii)
Confidential Information	Section 10.02(c)
Continuing Employee	Section 4.04(a)
D&O Insurance	Section 7.05(c)
Dispute	Section 10.08
Effect	Section 1.01
Effective Time	Section 2.02
Equity Commitment Letter	Recitals
Exchange Fund	Section 3.02(a)
Financing	Section 5.08(b)
Financing Documents	Section 5.08(b)
Guarantee	Recitals
Hazardous Materials	Section 10.08
HKIAC	Section 10.08
HKIAC Rules	Section 10.08
Indemnification Agreements	Section 7.05(a)
Indemnified Parties	Section 7.05(a)
Independent Financial Advisor	Section 4.17
Insurance Policies	Section 4.15
Material Contracts	Section 4.14(a)
Maximum Tail Premium	Section 7.05(c)
Merger	Recitals
Merger Consideration	Section 3.01(a)
Merger Sub	Preamble
Mr. Sham	Recitals
Notice Period	Section 7.03(d)(ii)
Organizational Documents	Section 7.05(a)
Parent	Preamble
Parent Equity Financing	Section 5.08(b)
Parent Related Parties	Section 9.03(e)
Parent Termination Fee	Section 9.03(e)
Paying Agent	Section 3.02(a)
Plan of Merger	Section 2.02
Proxy Statement	Section 4.05(b)
Registered Intellectual Property	Section 4.12(a)
Restraint Rollover Options	Section 8.01(b) Section 3.03(c)
Schedule 13E-3	Section 4.05(b)

Defined Term	Location of Definition
Support Agreement	Recitals
Surviving Corporation	Section 2.01
Takeover Statute	Section 4.16
Transactions	Recitals
Uncertificated Shares	Section 3.02(b)(ii)

Section 1.03 Interpretation; Headings. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. When reference is made to an Article, Section or Exhibit, such reference is to an Article or Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. Any references in this Agreement to “US$” shall be to U.S. dollars. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

ARTICLE II

THE MERGER

Section 2.01 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the applicable provisions of the BVI Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the Company shall continue as the surviving company (as defined in the BVI Business Companies Act) (the “Surviving Corporation”) in the Merger as a wholly owned subsidiary of Parent, and Merger Sub shall be struck off the register of companies in the British Virgin Islands and thereupon be dissolved, such that the separate corporate existence of Merger Sub shall cease.

Section 2.02 Closing; Effective Time. The closing of the Merger (the “Closing”) shall take place at 9:00 p.m. (Hong Kong time) at the offices of Cleary Gottlieb Steen & Hamilton LLP, 37th Floor, Hysan Place, 500 Hennessy Road Causeway Bay, Hong Kong on the second (2nd) Business Day after the satisfaction or waiver (where permissible) of the conditions set forth in Article VIII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (where permissible) of those conditions at the Closing), unless another date, time or place is agreed to in writing by the Company and Parent. By mutual agreement of Parent and the Company, the Closing may take place by conference call and exchange of faxes and/or e-mails of documents in .pdf format. Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute articles of merger and a plan of merger (together, the “Plan of Merger”) substantially in the form set forth in Exhibit A attached hereto and the parties shall file the Plan of Merger and other documents required under the BVI Companies Act to effect the Merger with the Registrar of Corporate Affairs of the British Virgin Islands as provided in Section 171(2) of the BVI Companies Act. The Merger shall become effective at the time when the Plan of Merger is registered by the Registrar of Corporate Affairs of the British Virgin Islands or at such other subsequent date or time within 30 days of the date of registration of the Plan of Merger as Merger Sub and the Company may agree and specify in the Plan of Merger in accordance with the BVI Companies Act (the date and time the Merger becomes effective being the “Effective Time”).

Section 2.03 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the Plan of Merger and the applicable provisions of the BVI Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, (a) Merger Sub shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation of the Merger as a wholly-owned Subsidiary of Parent, and (b) all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation in accordance with the BVI Companies Act.

Section 2.04 Memorandum and Articles of Association. At the Effective Time, in accordance with the Plan of Merger and without any further action on the part of the parties hereto, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Corporation (and, accordingly, the memorandum and articles of association of the Company in effect immediately prior to the Effective Time shall have no further force or effect), until thereafter changed or amended as provided therein or by applicable Law; provided, however, that at the Effective Time, (a) Clause 1 of the memorandum of association of the Surviving Corporation shall be amended to read as follows: “The name of the Company is Global-Tech Advanced Innovations Inc.” and (b) all references therein to the name and the authorized share capital of the Surviving Corporation will be amended as necessary to correctly describe the name and the authorized share capital of the Surviving Corporation approved in the Plan of Merger, and (c) the memorandum and articles of association of the Surviving Corporation will contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties (as defined below) as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, as required by Section 7.05 hereof.

Section 2.05 Directors and Officers. The parties hereto shall take all necessary action so that (a) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the memorandum and articles of association of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, unless otherwise determined by Parent prior to the Effective Time, in each case until their respective successors are duly elected and qualified or until such officer’s earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Corporation.

ARTICLE III

CONVERSION OF SECURITIES; MERGER CONSIDERATION

Section 3.01 Effect of Merger on Issued Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of the Shares, the following shall occur:

(a) Merger Consideration. Each Share issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares and the Dissenting Shares, shall be cancelled in exchange for the right to receive US$8.85 in cash per Share without interest (the “Merger Consideration”). At the Effective Time, all of the Shares (other than the Excluded Shares and the Dissenting Shares) shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. Each Share (other than the Excluded Shares and the Dissenting Shares) shall thereafter represent only the right to receive the Merger Consideration without interest.

(b) Excluded Shares. Each of the Excluded Shares shall be automatically cancelled and cease to exist without any conversion thereof and no payment or distribution shall be made with respect thereto, and the register of members of the Company will be amended accordingly.

(c) Dissenting Shares. Each of the Dissenting Shares shall be cancelled and cease in accordance with Section 3.04 and shall thereafter represent only the right to receive the applicable payments set forth in Section 3.04, and the register of members of the Company will be amended accordingly.

(d) Share Capital of Merger Sub. Each ordinary share, of no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, of no par value, of the Surviving Corporation. Such conversion shall be effected by means of the cancellation of such ordinary shares of Merger Sub, in exchange for the right to receive one such ordinary share of the Surviving Corporation. Such ordinary shares of the Surviving Corporation shall constitute the only issued and outstanding share capital of the Surviving Corporation, which shall be reflected in the register of members of the Surviving Corporation.

(e) Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, share consolidation (or reverse share split), share dividend (including any dividend or distribution of securities convertible into the Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Shares with a record date occurring on or after the date hereof and prior to the Effective Time.

Section 3.02 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company which shall be reasonably satisfactory to the Company to act as agent (the “Paying Agent”) for purposes of paying the holders of Shares and Company Options any sums due to them under this Agreement in respect of the Merger. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and Company Options, a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 3.01(a), Section 3.03(a) and Section 3.04 (in the case of payments under Section 3.04, an amount equal to the number of Dissenting Shares multiplied by the Merger Consideration) (such aggregate cash amount being hereafter referred to as the “Exchange Fund”). If for any reason following the Effective Time the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, Parent or the Surviving Corporation shall promptly deposit or cause to be deposited cash in immediately available funds into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(b) Payment Procedures. (i) As promptly as practicable after the Effective Time, but in any event no later than five (5) Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 3.01(a): (A) a letter of transmittal (which shall be in customary form for a company incorporated in the British Virgin Islands reasonably acceptable to Parent and the Company and shall specify that delivery shall be effected, and risk of loss and title to the Shares shall pass, only upon proper delivery of the Shares to the Paying Agent) and (B) instructions for effecting the surrender of share certificates, if any, representing the Shares (the “Certificates”) pursuant to such letter of transmittal (or affidavits and indemnities of loss in lieu of the Certificates as provided in Section 3.02(g)). Promptly after a Dissenting Shareholder has effectively withdrawn or lost his, her or its rights to dissent from the Merger and to receive payment of the fair value of its Dissenting Shares under the BVI Companies Act, the Parent shall cause the Paying Agent to mail to such Dissenting Shareholder such letter of transmittal and instructions. As soon as practicable after the Effective Time, Parent shall also cause the Paying Agent to deliver to the Surviving Corporation a cash amount in immediately available funds sufficient to make the payments described under Section 3.03 and the Surviving Corporation shall make such payments to the Persons entitled to receive such amounts through its payroll, subject to all applicable income and employment Taxes and other authorized deductions.

(ii) Subject to the surrender to the Paying Agent (where applicable) of an issued Certificate (or affidavits and indemnities of loss in lieu of the Certificates as provided in Section 3.02(g)) for cancellation (in the case of Shares (other than Excluded Shares) represented by a Certificate) and such letter of transmittal, properly completed and validly executed in accordance with the instructions thereto, (A) each registered holder of Shares represented by such Certificate shall be entitled to receive a cheque in exchange therefor an amount equal to (x) the number of Shares (other than Excluded Shares) represented by such Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 3.02(g)) multiplied by (y) the Merger Consideration, and any Certificate so surrendered shall forthwith be marked as cancelled and (B) each registered holder of Shares which are not represented by a Certificate (the “Uncertificated Shares”) shall be entitled to receive a cheque in exchange therefor an amount equal to (x) the number of Uncertificated Shares (other than the Excluded Shares) multiplied by (y) the Merger Consideration. In the event of a transfer of ownership of Shares that is not registered in the register of members of the Company, a cheque for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificates (if any) which immediately prior to the Effective Time represented such Shares are presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable share transfer taxes have been paid or are not applicable.

(c) Transfer Books; No Further Rights. The Merger Consideration paid in respect of each Share, whether represented by a Certificate or an Uncertificated Share, in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to such Share, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer or any other reason, such Certificate shall be cancelled and (except for any Rollover Shares) exchanged for the cash amount in immediately available funds to which the holder of the Certificate is entitled pursuant to this Article III.

(d) Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of the Shares, shall be invested by the Paying Agent as directed by Parent; provided that no such investment or losses shall affect the amounts payable to any holder of Shares and/or Company Options and Parent shall promptly replace, restore or cause to be replaced or restored any funds deposited with the Paying Agent that are lost through any investment; provided further that such investments shall be in (i) short-term direct obligations of the U.S. with maturities of no more than 30 days, (ii) short-term obligations which have the full faith and credit of the U.S. for the payment of principal and interest or (iii) short-term commercial paper rated A-1 or P-1 or better by either Moody’s Investors Services, Inc. or Standard & Poor’s Corporation. Any interest or other income from such investments shall be paid to and become the income of Parent and any Taxes resulting therefrom shall be paid by Parent. Except as contemplated by this Section 3.02(d), the Exchange Fund shall not be used for any purpose other than as specified in Section 3.02(a).

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for twelve (12) months after the Effective Time shall be delivered to the Surviving Corporation upon demand by the Surviving Corporation. Any holder of Shares (other than any Excluded Shares) who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of the aggregate Merger Consideration to which such holder is entitled pursuant to this Article III upon due surrender of its Certificates, if any, (or affidavits and indemnities of loss in lieu of the Certificates as provided in Section 3.02(g)), without any interest thereon.

(f) No Liability. None of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue a cheque to such Person in exchange for such lost, stolen or destroyed Certificate in the amount equal to (x) the Merger Consideration multiplied by (y) the number of Shares (other than the Excluded Shares and the Dissenting Shares) formerly represented by such lost, stolen or destroyed Certificate.

(h) Untraceable Shareholders. Remittances for the Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A shareholder of the Company will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company; or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed; or (B) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case, no valid claim in respect thereof has been communicated in writing to the Company; or (iii) notice of the Company Shareholders’ Meeting convened to vote on the Merger has been sent to such shareholder and has been returned undelivered. In the event that the aggregate monies due to the shareholders who are untraceable exceed US$2,000,000, such monies and any monies which are returned by the Paying Agent shall be held by the Surviving Corporation in a separate non-interest bearing account for the benefit of the shareholders who are untraceable. Monies unclaimed after a period of seven (7) years from the date of the notice of the Company Shareholders’ Meeting shall be forfeited and shall revert to the Surviving Corporation. The shareholders of the Company who are untraceable and subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Corporation.

(i) Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of Parent, the Company, the Surviving Corporation and any of its Subsidiaries and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any applicable Tax Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.03 Company Share Plans.

(a) At the Effective Time, each outstanding (as of immediately prior to the Effective Time) Company Option (other than a Rollover Option) held by an individual who is or was an employee, officer or director of, or consultant or advisor to, the Company, whether or not such Company Option is then exercisable and vested, shall be cancelled and, in consideration of such cancellation, Parent shall, or shall cause the Surviving Corporation to, pay to the holder of such Company Option, whether or not such Company Option is then exercisable and vested, an amount in respect thereof equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price of such Company Option and (y) the number of Shares subject thereto (such payment, if any, to be net of applicable withholding and excise taxes). The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) make all payments in accordance with this Section 3.03(a) promptly after the Effective Time.

(b) Prior to the Effective Time, the Company shall take all actions with respect to the Company Options and compensation plans or arrangements that are necessary to (i) terminate the Company Share Plans and any relevant award agreements applicable to the Company Share Plans, effective as of the Effective Time, and (ii) give effect to the transactions contemplated by this Section 3.03. Promptly following the date hereof, the Company shall deliver written notice to each holder of a Company Option informing such holder of the treatment of such Company Option contemplated by this Agreement.

(c) Prior to the Effective Time, the Company (or any committee thereof administering the Company Share Plans) shall adopt such resolutions or take such other actions as may be required to provide that, 50,000 Company Options held by Mr. Sham granted under 2011 Omnibus Equity Plan of the Company (the “Rollover Options”) that are outstanding, fully vested and unexercised, if applicable, immediately prior to the Effective Time shall as of the Effective Time, cease to represent a right to Shares of the Company and be eligible to be assumed by Parent. Parent shall assume all such Rollover Options as of the Effective Time and convert each such Rollover Options as of the Effective Time into Parent awards. After the Effective Time, the Rollover Options will otherwise continue to be subject to the same terms and conditions as were applicable to them immediately prior to the Effective Time and such additional terms and conditions as the Surviving Corporation and Mr. Sham may agree in writing.

Section 3.04 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the BVI Companies Act, Dissenting Shares shall be cancelled and cease to exist following payment of their fair value in accordance with Section 179 of the BVI Companies Act, and each Dissenting Shareholder shall be entitled to receive only the payment of the fair value of its Dissenting Shares in accordance with the provisions of Section 179 of the BVI Companies Act. For the avoidance of any doubt, any Share held by any shareholder who shall have failed to perfect or who effectively shall have withdrawn or lost their dissenter rights in respect of such Shares under Section 179 of the BVI Companies Act shall (i) not be deemed to be a Dissenting Share and

(ii) be and be deemed to have been cancelled and cease to exist, as of the Effective Time, in consideration for the right of the holder thereof to receive the Merger Consideration, without any interest thereon, in the manner provided in Section 3.02. The Company shall give Parent (A) prompt notice of any objection or dissent to the Merger or demands for appraisal received by the Company, attempted withdrawals of such dissenter rights or demands, and any other instruments served pursuant to the BVI Companies Act and received by the Company relating to its shareholders’ dissenter rights, and (B) the opportunity to direct all negotiations and proceedings with respect to any exercise of dissenter rights or any demands for appraisal under the BVI Companies Act. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any exercise of dissenter rights or any demands for appraisal or offer to settle or settle any such dissenter rights or any demands or approve any withdrawal of any such dissenter rights or demands. In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 179 of the BVI Companies Act, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to section 179 of the BVI Companies Act within two (2) days of the approval of the Merger by shareholders of the Company at the Company Shareholders’ Meeting.

Section 3.05 Fair Value. Parent, Merger Sub and the Company respectively agree that the Merger Consideration represent the fair value of the Shares for the purposes of Section 179(8) of the BVI Companies Act.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the corresponding section or subsection of the Company Disclosure Schedule (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other sections or subsections of this Agreement to which the relevance of such item is reasonably apparent on its face), (b) as disclosed in the Company SEC Reports filed with, or furnished to, the SEC prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed or furnished on or after the date hereof and excluding “risk factors” sections or any language in such reports that is predictive or forward-looking, in each case other than any specific factual information contained therein) or (c) for any matters known by any of Parent, Merger Sub, Mr. Sham or their respective Affiliates (other than the Company and its Subsidiaries) and Representatives, the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.01 Organization and Qualification; Subsidiaries.

(a) Each of the Company and its Subsidiaries is an entity duly registered, incorporated, organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Law of the jurisdiction of its organization. Each of the Company and its Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted in all material respects. Each of the Company and its Subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), in each jurisdiction where the character of the properties or assets owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary or desirable, except where the failure to be so qualified, licensed or in good standing would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

(b) A true and complete list of all the Subsidiaries of the Company has been disclosed in the Company’s SEC Reports. Except as set forth in Section 4.01(b) of the Company Disclosure Schedule, the equity of all Subsidiaries is 100% owned by the Company, and there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character to which a Subsidiary is a party relating to the issued or unissued equity of a Subsidiary.

Section 4.02 Memorandum and Articles of Association. The Company has heretofore furnished to Parent a complete and correct copy of the memoranda and articles of association or other equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries. Such memoranda and articles of association or equivalent organizational documents, are in full force and effect as of the date hereof. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 4.03 Capitalization.

(a) The maximum number of shares which the Company is authorized to issue is (i) 12,500,000 Shares, par value US$0.04 per Share, and (ii) 250,000 preference shares, par value US$0.04 per share. As of November 12, 2015, (i) 3,044,503 Shares are issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, (ii) 189,587 Shares are held in the treasury of the Company, (iii) no Shares are held by any Subsidiary of the Company, (iv) no Shares have been reserved for issuance under the Company Share Plans, (v) there were outstanding Company Options to acquire a total of 331,251 Shares and (vi) no preference shares were issued and outstanding. Except as set forth in this Section 4.03 and except for this Agreement and the Transactions, there are no shares of or other equity interests in the Company, options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character to which the Company is a party relating to the issued or unissued share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue or sell any shares of, or other equity interests in, the Company or any of its Subsidiaries, or share appreciation rights, performance units, restricted share units, contingent value rights, “phantom” share units or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share of or other equity interests in, the Company or any of its Subsidiaries. All Shares reserved for issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any capital stock of, or other equity interests in, any Subsidiary of the Company or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other Person. All outstanding Company Options have been issued in compliance with all applicable Laws in all material respects, and all material requirements set forth in the applicable Company Share Plan. Except for the outstanding Company Options, there is no outstanding restricted shares, restricted share units or any other share awards issued under any Company Share Plan.

(b) Each outstanding share of, or other equity interests in, each Subsidiary owned directly or indirectly by the Company is (i) duly authorized, validly issued, fully paid and non-assessable, (ii) free and clear of all Encumbrances (other than Permitted Encumbrances) and (iii) not subject to any outstanding obligations of the Company or any of its Subsidiaries requiring the registration under any securities Law for sale of such share or other equity interests.

(c) There are no voting trusts or other agreements to which the Company or any of its Subsidiaries is a party (i) restricting the transfer of, (ii) relating to the voting of, or (iii) requiring the registration under any securities Law for sale of, any Shares, preferred shares or any other securities of, or other equity interests in, the Company.

Section 4.04 Authority Relative to This Agreement; Vote Required.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Shareholder Approval and the making of all necessary regulatory filings, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement and the Plan of Merger by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, obtaining the Company Shareholder Approval and the filing of the Plan of Merger as required by the BVI Companies Act). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws relating to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity, regardless of whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company Board, acting upon the unanimous recommendation of the Special Committee, has (a) determined that it is in the best interests of the Company and its shareholders (other than the holders of the Excluded Shares), and declared it advisable, to enter into this Agreement and the Plan of Merger, (b) approved the execution, delivery and performance by the Company of this Agreement and the Plan of Merger and the consummation of the Transactions, including the Merger and (c) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, by the shareholders of the Company and directed that this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, be submitted to the shareholders of the Company for authorization and approval. The only vote of the holders of any class or series of share capital of the Company required to authorize and approve this Agreement, the Plan of Merger and the Transactions, including the Merger, is the Company Shareholder Approval.

Section 4.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and the Plan of Merger by the Company do not, and the performance of this Agreement and the Plan of Merger by the Company, and the consummation of the Merger, will not, (i) conflict with or violate the memorandum and articles of association or other equivalent organizational documents of the Company or any of its Subsidiaries, (ii) assuming all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained or taken and all filings and obligations described in Section 4.05(b) have been made or satisfied, and assuming receipt of the Company Shareholder Approval, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit or release of source code under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance (other than Permitted Encumbrances) on any property or asset of the Company or any of its Subsidiaries pursuant to any Contract or Company Permit, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, losses or other occurrences which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The execution and delivery of this Agreement and the Plan of Merger by the Company do not, and the performance of this Agreement and the Plan of Merger by the Company, and the consummation of the Transactions, will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements, if any, of the Securities Act, the Exchange Act, and the rules and regulations thereunder (including, but not limited to, the filing of the Exchange Act Rule 13e-3 transaction statement on Schedule 13E-3 (together with the exhibits thereto, and as amended or supplemented, the “Schedule 13E-3”), which shall include, as an exhibit thereto, a proxy statement relating to authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, by the shareholders of the Company including a notice convening the Company Shareholders’ Meeting in accordance with the Company’s memorandum and articles of association (such proxy statement and notice, as amended or supplemented, being collectively referred to herein as the “Proxy Statement”), and the filing or furnishing of one or more amendments to the Schedule 13E-3 and the Proxy Statement to respond to comments of the SEC, if any, on such documents), (ii) for compliance with the rules and regulations of the NASDAQ, (iii) for the filing of the Plan of Merger as required by the BVI Companies Act and (iv) such other consent, approval, authorization, permit, filing, or notification, the failure to make or obtain which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.06 Permits; Compliance. (i) The Company and each of its Subsidiaries is in possession of all Company Permits, (ii) no suspension, modification, revocation or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, (iii) neither the Company nor any of its Subsidiaries is or has been in conflict with, or in default, breach or violation of any Law or Company Permit applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, and (iv) no investigation, charge, assertion or review by any Governmental Authority with respect to the Company or any Subsidiary is pending or threatened, nor has any Governmental Authority alleged any violation of any such Laws or indicated an intention to conduct any such investigation or review of the Company or any of its Subsidiaries except, in each case, for those non-compliance, non-possession, suspension, modification, revocation, cancellation, conflict, default, investigation, charge, assertion or review as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.07 SEC Filings; Financial Statements.

(a) The Company has filed or furnished, as the case may be, all forms, reports, statements, schedules and other documents required to be filed or furnished by it with or to the SEC since March 31, 2012 (the forms, reports, statements, schedules and other documents filed or furnished since March 31, 2012, including any amendments thereto, and together with any exhibits and schedules thereto, collectively, the “Company SEC Reports”). The Company SEC Reports (i) at the time they were filed and, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the reporting requirement of Sections 13(a) and 15(d) of the Exchange Act.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained (or incorporated by reference) in the Company SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein.

(c) Neither the Company nor any of its Subsidiaries has any outstanding liability or obligation of any nature (whether accrued, absolute, contingent, determined, determinable or otherwise and whether due or to become due) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries, except for liabilities and obligations (i) that are reflected, or for which reserves were established, on the consolidated balance sheets of the Company and its consolidated Subsidiaries included in the Company SEC Reports, (ii) incurred in the ordinary course of business consistent with past practice since March 31, 2015, (iii) incurred in connection with the Transactions or otherwise as contemplated by this Agreement or (iv) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.08 Absence of Certain Changes or Events. Except as set forth in Section 4.08 of the Company Disclosure Schedule, since March 31, 2015, (a) the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course and in a manner consistent with past practice (except for actions taken or not taken in connection with the Transactions), (b) there has not been any change in the financial condition, business or results of their operations or any circumstance, occurrence or development which has had, individually or in the aggregate, a Material Adverse Effect, including (i) there has not been any resignation or termination of any officer, key employee or group of employees of the Company or any Subsidiary of the Company, which has had or can be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) there has not been any material change, except in the ordinary course of business, in the contingent obligations of the Company and its Subsidiaries, taken as a whole, by way of guaranty, endorsement, indemnity or warranty which has had, individually or in the aggregate, a Material Adverse Effect, (iii) there has not been any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the properties, business or financial condition of the Company and its Subsidiaries, taken as a whole, which has had, individually or in the aggregate, a Material Adverse Effect, (iv) there has not been any sale, assignment, or exclusive license or transfer of any patents, trademarks, copyrights, trade secrets or other intangible assets by the Company or any of its Subsidiary, (v) there has not been any change in any Material Contract to which the Company or any of its Subsidiaries is a party or by which it is bound which has had, individually or in the aggregate, a Material Adverse Effect and (vi) there has not been any other event or condition of any character that, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect.

Section 4.09 Absence of Litigation. As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any present or former Service Provider of the Company or any of its Subsidiaries for whom the Company or any of its Subsidiaries may be liable, or any property or asset of the Company or any of its Subsidiaries, before (or, in the case of threatened Actions that would be before) or by any Governmental Authority or arbitrator that would reasonably be expected to have, individually or in the aggregate, a material adverse effect to the Company and its Subsidiaries taken as a whole. Neither the Company nor any of its Subsidiaries nor any property or asset of the Company or any of its Subsidiaries is subject to any continuing investigation by any Governmental Authority or any Order of any Governmental Authority, except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect to the Company and its Subsidiaries taken as a whole.

Section 4.10 Labor and Employment Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement or understanding applicable to persons employed by the Company or any of its Subsidiaries and, to the Knowledge of the Company, there has not been any organizational campaign, petition or other unionization activity seeking recognition of a collective bargaining unit relating to any such person. Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect to the Company and its Subsidiaries taken as a whole, (i) Neither the Company nor any of its Subsidiaries has breached or otherwise failed to comply in any respect with the provisions of any collective bargaining or similar agreement or understanding, and there are no grievances outstanding against the Company or any of its Subsidiaries under any such agreement or understanding, (ii) there are no unfair labor practice complaints pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before any Governmental Authority, and (iii) there is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries are currently in compliance in all respects with all Laws relating to the employment of labor, including those related to labor management relations, wages, hours, collective bargaining, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans and wage payment.

(c) Section 4.10(c) of the Company Disclosure Schedule lists any material benefit and compensation plans, agreements, or arrangements, including plans and agreements to provide severance, change-in-control or retention bonuses, profit-sharing, equity compensation or incentives, deferred compensation, welfare benefits or fringe benefits, employment or consulting agreements covering current or former directors, employees or consultants of the Company or any of its Subsidiaries (each, a “Benefit Plan”).

(d) Except as specifically provided in this Agreement regarding the Company Options, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (A) result in any payment becoming due to any current or former director or current or former Service Provider under any of the Benefit Plans or otherwise; (B) increase any benefits otherwise payable under any of the Benefit Plans; (C) result in any acceleration of the time of payment under any Benefit Plan.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) there is no outstanding Order against or which relates to any Benefit Plan, (ii) each document prepared in connection with a Benefit Plan complies with applicable Law, (iii) each Benefit Plan has been operated in all respects in accordance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters, and (iv) to the Knowledge of the Company, no circumstance, fact or event exists that could result in any default under or violation of any Benefit Plan, and no Action (other than routine claims for benefits) is pending or threatened with respect to any Benefit Plan.

Section 4.11 Real Property; Title to Assets.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable title to all real property owned by the Company or any of its Subsidiaries, free and clear of all Encumbrances other than Permitted Encumbrances.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of the Leased Real Property, free and clear of all Encumbrances, except Permitted Encumbrances.

Section 4.12 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries own, or have rights to use, all Intellectual Property Rights necessary for, and used or held for use in connection with, their respective businesses as currently conducted, (ii) the Company and its Subsidiaries, collectively, are the sole and exclusive owners of all right, title and interest in and to all registrations, including domain names, and applications for registration included in the Company Owned Intellectual Property Rights (collectively, the “Registered Intellectual Property”) free and clear of any Encumbrances other than Permitted Encumbrances, and (iii) the Registered Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable, and is not subject to any outstanding Order or proceeding with a Governmental Authority to which the Company or its Subsidiaries are parties adversely affecting the Company’s or any of its Subsidiaries’ use thereof or rights thereto.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries nor the conduct of their respective businesses as they are presently conducted infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person, and neither the Company nor any of its Subsidiaries has received a written notice alleging the foregoing or challenging the scope, ownership, validity or enforceability of any Company Owned Intellectual Property Rights during the past three (3) years, (ii) there is no Action pending or, to the Knowledge of the Company, threatened in writing with respect to any of the foregoing in this Section 4.12(b), (iii) to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any of the Company Owned Intellectual Property Rights, and (iv) neither the Company nor any of its Subsidiaries have brought any claims, suits, arbitrations or other adversarial proceedings before any court, Governmental Authority or arbitral tribunal against any third party with respect to any Company Owned Intellectual Property Rights which remain unresolved as of the date hereof, or has provided any written notice to any other Person alleging infringement, misappropriation, dilution or violations by any Person of any Company Owned Intellectual Property Rights during the past four (4) years.

Section 4.13 Taxes.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect to the Company and its Subsidiaries taken as a whole, (i) all Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed and all such Tax Returns are true, correct, and complete in all material respects; (ii) all Taxes of the Company and its Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been fully and timely paid; (iii) there are no Tax liens on the assets of the Company or any of its Subsidiaries other than Permitted Encumbrances; and (iv) the Company and each of its Subsidiaries has timely paid or withheld all Taxes required to be paid or withheld with respect to its employees, independent contractors, creditors and other third parties, as applicable, (and timely paid over such Taxes to the appropriate Governmental Authority).

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect to the Company and its Subsidiaries taken as a whole, (i) neither the Company nor any of its Subsidiaries has executed any outstanding waiver or outstanding extension of the statute of limitations for the assessment or collection of any Tax, (ii) no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any Tax Return or Taxes of the Company or any of its Subsidiaries is currently in progress, and neither the Company nor any of its Subsidiaries has been notified in writing of any request for, or threat of, such an audit or other examination or administrative, judicial or other proceeding, and (iii) no claim has been made in writing by a Governmental Authority in a jurisdiction where the Company or any Subsidiary of the Company does not file Tax Returns that the Company or such Subsidiary, as applicable, is or may be subject to taxation by such jurisdiction.

Section 4.14 Material Contracts.

(a) Except (A) for this Agreement, (B) for Contracts filed as exhibits to the Company SEC Reports that are available prior to the date hereof or (C) as set forth in Section 4.14 of the Company Disclosure Schedule, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by any Contract that:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act) with respect to the Company and its Subsidiaries; and

(ii) is between the Company or any of its Subsidiaries, on the one hand, and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares (other than any Rollover Shareholders or any of their Affiliates), on the other, required to be disclosed pursuant to Item 404(a) of Regulation S-K under the Securities Act.

Each such Contract described in clauses (i) through (ii) above (and including those described in clauses (a)(B) and (C) above) is referred to herein as a “Material Contract”; provided that Material Contracts shall not include any Benefit Plans, which are dealt with exclusively in Section 4.10.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company’s Knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception; (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s Knowledge, the action or inaction of any third party, that with notice or lapse of time or both would constitute a breach or violation of, or default under, any Material Contract; and (iii) to the Company’s Knowledge, the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

Section 4.15 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers or directors of the Company and its Subsidiaries (collectively, the “Insurance Policies”) or renewals thereof are in full force and effect, (ii) the Company has no reason to believe that it or any of its Subsidiaries will not be able to (A) renew its Insurance Policies as and when such policies expire or (B) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost, (iii) all premiums due and payable under all of the Insurance Policies have been paid when due and (iv) the Company and its Subsidiaries are otherwise in compliance with the terms of all of the Insurance Policies. There is no claim by the Company or any of its Subsidiaries pending under any of the material Insurance Policies as to which the Company has been notified in writing that coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.

Section 4.16 Takeover Statute. The Company is not a party to any shareholder rights plan or “poison pill” agreement. No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation save for the BVI Companies Act or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other Transactions.

Section 4.17 Opinion of Financial Advisor. The Special Committee has received the written opinion of Houlihan Lokey (China) Limited (the “Independent Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to the Company’s shareholders (other than holders of the Excluded Shares). A copy of such opinion has been made available to Parent for information purposes only, following receipt thereof by the Special Committee. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

Section 4.18 Environmental and Safety Laws. Neither the Company nor any Subsidiary is in material violation of any applicable statute, law or regulation relating to the environment or occupational health and safety. Except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect to the Company and its Subsidiaries taken as a whole, no Hazardous Materials (as defined below) are used or have been used, stored, or disposed of by the Company or any Subsidiary. For the purposes of the preceding sentence, “Hazardous Materials” shall mean (a) materials which are listed or otherwise defined as “hazardous” or “toxic” under any applicable local, state, federal and/or foreign laws and regulations that govern the existence and/or remedy of contamination on property, the protection of the environment from contamination, the control of hazardous wastes, or other activities involving hazardous substances, including building materials, or (b) any petroleum products or nuclear materials.

Section 4.19 Brokers. Except for the Independent Financial Advisor, a copy of whose engagement agreement has been provided to Parent, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 4.20 No Additional Representations. Except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent, Merger Sub or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing. Neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 5.01 Corporate Organization and Qualification. Each of Parent and Merger Sub is a company duly incorporated, validly existing and in good standing under the Laws of the British Virgin Islands and has the requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted in all material respects. Each of Parent and Merger Sub is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, prevent or materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions.

Section 5.02 Memorandum and Articles of Association. The memorandum and articles of association of each of Parent and the Merger Sub, which have been provided by Parent to the Company, are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its memorandum and articles of association in any material respect.

Section 5.03 Authority Relative to This Agreement.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. Other than the filings, notifications and other obligations and actions described in Section 5.05(b), the execution and delivery of this Agreement and the Plan of Merger by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate actions, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Each of the board of directors of Parent and Merger Sub and Parent as the sole shareholder of Merger Sub, have duly and validly approved by resolution and authorized the execution, delivery and performance of this Agreement and the consummation of the Transactions by Parent and Merger Sub, as the case may be, and taken all such actions as may be required to be taken by the board of directors of Parent, the board of directors of Merger Sub and Parent as the sole shareholder of Merger Sub to effect the Transactions.

Section 5.04 Capitalization.

(a) The maximum number of shares which Parent is authorized to issue is 50,000 shares, of no par value, of one class. As of the date of this Agreement, 10,001 shares of Parent were issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable and owned by Mr. Sham (10,000 shares) and Sham Ming Fai Vincent (one share) free and clear of all Encumbrances. Immediately prior to the Effective Time, Mr. Sham and Sham Ming Fai Vincent will beneficially own, directly or indirectly, 100% of the issued and outstanding shares of Parent. Except for the Support Agreement and the Equity Commitment Letter, there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any shares of, or other equity interests in, Parent or Merger Sub.

(b) The maximum number of shares which Merger Sub is authorized to issue is 50,000 shares, of no par value, of one class. As of the date of this Agreement, ten shares of Merger Sub were issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable and owned by Parent, free and clear of all Encumbrances.

Section 5.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement and the Plan of Merger by each of Parent and Merger Sub (as the case may be) do not, and the performance of this Agreement by each of Parent and Merger Sub, and the consummation of the Transactions, including the Merger, will not, (i) conflict with or violate the memorandum and articles of association of Parent or Merger Sub, (ii) assuming all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained or taken and all filings and obligations described in Section 5.05(b) have been made or satisfied, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in any loss of any benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any property or asset of Parent or Merger Sub pursuant to, any Contract, Parent Permit or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of Parent or Merger Sub is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions.

(b) Other than (i) compliance with the applicable requirements, if any, of the Securities Act, the Exchange Act, and the rules and regulations thereunder (including, but not limited to, the filing of the Schedule 13E-3, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and the Proxy Statement to respond to comments of the SEC, if any, on such documents, and the filing of amendment(s) to Schedule 13D with the SEC), (ii) compliance with the rules and regulations of the NASDAQ, and (iii) the filing of the Plan of Merger and related documents with the Registrar of Corporate Affairs of the British Virgin Islands pursuant to the BVI Companies Act, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Authority in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other Transactions, except for those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to prevent or materially adversely affect the ability of Parent or Merger Sub to consummate the Merger and the other Transactions.

Section 5.06 Operations of Parent and Merger Sub. Parent was formed solely for the purpose of engaging in the Transactions and it has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. Merger Sub, as a direct, wholly owned Subsidiary of Parent, was formed solely for the purpose of engaging in the Transactions, and it has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. The Merger Sub does not have any Subsidiaries. Prior to the Effective Time, neither Parent nor Merger Sub will have any assets, liabilities or obligations of any nature, other than pursuant to this Agreement and the Financing Documents.

Section 5.07 Absence of Litigation. As of the date hereof, there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, or any property or asset of Parent or any of its Subsidiaries, before any Governmental Authority that, individually or in the aggregate, prevents or has prevented or materially adversely affects or has materially adversely affected the ability of Parent or Merger Sub to consummate the Transactions. Neither Parent nor any of its Subsidiaries nor any property or asset of Parent or any of its Subsidiaries is subject to any continuing investigation by any Governmental Authority or any Order of any Governmental Authority that would, individually or in the aggregate, prevent or materially adversely affect the ability of Parent or Merger Sub to consummate the Transactions.

Section 5.08 Sufficient Funds; Financing.

(a) Assuming the Financing is funded in accordance with the Financing Documents, Parent and Merger Sub will have available to them, as of or immediately after the Effective Time, all funds necessary for consummation of the Transactions and to pay all fees and expenses related to the Transactions payable by either of them.

(b) Parent has delivered to the Company true, complete and correct copies of (i) an executed Equity Commitment Letter, pursuant to which Mr. Sham has committed to purchase or cause the purchase of, for cash, subject to the terms and conditions thereof, equity securities of Parent up to the amount set forth therein (the “Parent Equity Financing”) and (ii) an executed Support Agreement (together with the Equity Commitment Letter, the “Financing Documents”), pursuant to which the Rollover Shareholders have committed, subject to the terms and conditions thereof, to subscribe for equity securities of Parent immediately prior to the Effective Time and agreed to the cancellation of the number of Shares held by each of them set forth therein (together with the Parent Equity Financing, “Financing”).

(c) As of the date hereof, each Financing Document is in full force and effect and constitutes legal, valid and binding obligations of Parent and/or Merger Sub (as applicable and subject to the Bankruptcy and Equity Exception) and, to the knowledge of Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception). As of the date hereof, no event has occurred, which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent, Merger Sub or to the knowledge of Parent, any other parties thereto, as applicable, under the Financing Documents; provided, however, that Parent and Merger Sub are not making any representation or warranty regarding the effect of the inaccuracy of the representations and warranties in Article IV or compliance by the Company with its obligations thereunder.

(d) As of the date hereof, neither Parent nor Merger Sub has any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Effective Time. The Financing Documents contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent on the terms therein.

(e) There are no side letters or other Contracts (whether written or oral) to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth in the Financing Documents other than (i) as expressly set forth in the Financing Documents and (ii) any customary engagement letter and non-disclosure agreements that do not impact the confidentiality, availability or amount of the Financing.

Section 5.09 Solvency. Neither Parent nor Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. Assuming (a) the satisfaction of the conditions of Parent and Merger Sub to consummate the Merger as set forth in Section 8.01 and Section 8.02, and (b) the accuracy of the representations and warranties made by the Company in Article IV, immediately after giving effect to all of the Transactions contemplated hereby, including the Financing, the payment of the aggregate Merger Consideration and the aggregate amount of consideration payable in respect of Company Options in accordance with Section 3.03, the payment of all other amounts required to be paid in connection with the consummation of the Transactions, and the payment of all related Expenses, the Surviving Corporation will be solvent, as such term is used under the Laws of the British Virgin Islands, at and immediately after the Effective Time; provided that neither Parent nor Merger Sub will be in breach of the foregoing representation to the extent the Surviving Corporation is not solvent immediately prior to the Effective Time.

Section 5.10 Ownership of Company Shares. As of the date hereof, other than as a result of this Agreement and the Support Agreement, none of Parent, Merger Sub or any of their Affiliates beneficially own (as such term is used in Rule 13d-3 under the Exchange Act) any Shares or other securities or any other economic interest (through derivative securities or otherwise) of the Company or any options, warrants or other rights to acquire any Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company other than the Rollover Shares.

Section 5.11 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.12 Guarantee. Concurrently with the execution of the Agreement, Mr. Sham has delivered to the Company a duly executed Guarantee. The Guarantee is in full force and effect and is a legal, valid and binding obligation of Mr. Sham, subject to the Bankruptcy and Equity Exception, and no event has occurred, which with or without notice, lapse of time or both, would constitute a default on the part of Mr. Sham under the Guarantee.

Section 5.13 Certain Arrangements. Other than this Agreement, the Support Agreement and the Equity Commitment Letter, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any member of the Company’s or its Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions; or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration on a per Share basis of a different amount or nature than the Merger Consideration in connection with the Transactions or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 5.14 Parent Information. Subject to any information provided by Parent or Merger Sub under Section 7.01(c) below, none of the information supplied or to be supplied in writing to the Company by or on behalf of Parent or Merger Sub or any of its subsidiaries specifically for inclusion in (a) Schedule 13E-3 will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the Company’s shareholders and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation with respect to information supplied or to be supplied by or on behalf of the Company or its Subsidiaries for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement.

Section 5.15 Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided reasonable access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except for the representations and warranties of the Company set forth in Article IV).

Section 5.16 Non-Reliance on Company Estimates. The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto, other than fraud in connection therewith.

Section 5.17 No Additional Representations. Except for the representations and warranties set forth in this Article V or in any other agreements or documents entered into in connection with this Agreement or the Transactions to which any of Parent or Merger Sub is a party, none of Parent, Merger Sub or any other Person on behalf of any of them makes any other express or implied representation or warranty with respect to Parent or Merger Sub, or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and the Company acknowledges the foregoing. None of Parent, Merger Sub or any other Persons will have or be subject to any liability or indemnity obligations to the Company or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to the Company or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in the representations and warranties contained in this Article V.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01 Conduct of Business by the Company Pending the Merger.

(a) The Company covenants and agrees that, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 9.01, except (i) as contemplated or permitted by this Agreement, (ii) as required by applicable Law, (iii) as set forth in Section 6.01(a) of the Company Disclosure Schedule, or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall use its reasonable best efforts to, in all material respects (A) carry on the businesses of the Company and its Subsidiaries in the ordinary course and in a manner consistent with past practice, and (B) preserve intact their business organization, keep available the services of their directors, officers and key employees and maintain their current relationships and goodwill with customers, lenders, suppliers, and distributors with which the Company or any of its Subsidiaries has any material business relations; and Company will promptly advise Parent in writing if it is unable to effect any of the foregoing.

(b) By way of amplification and not limitation, except as (i) set forth in Section 6.01(b) of the Company Disclosure Schedule, (ii) as required by applicable Law, (iii) as contemplated or permitted by any other provision of this Agreement or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), neither the Company nor any of its Subsidiaries shall, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 9.01, directly or indirectly, do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under Section 6.01(a)):

(i) amend or otherwise change its memorandum and articles of association or equivalent organizational documents (whether by merger, consolidation or otherwise);

(ii) issue, sell, pledge, dispose of, grant, encumber (other than Permitted Encumbrances), or authorize the issuance, sale, pledge, disposition, grant, or encumbrance (other than Permitted Encumbrances) of, or redeem, purchase or otherwise acquire, any share capital of the Company or any of its Subsidiaries, or securities convertible or exchangeable into or exercisable for such share capital, or any options, warrants or other rights of any kind to acquire any share capital or such convertible or exchangeable securities, other than in connection with (A) the vesting and the exercise of Company Options that are outstanding on the date of this Agreement, in each case in accordance with their terms on the date of this Agreement, or (B) the transfer or other disposition of securities (other than securities of the Company) between or among the Company and its direct or indirect wholly-owned Subsidiaries;

(iii) (A) sell, lease, pledge, transfer or otherwise dispose of, (B) grant an Encumbrance (other than Permitted Encumbrances) on or permit an Encumbrance (other than Permitted Encumbrances) to exist on, or (C) authorize the sale, lease, pledge, transfer or other disposition of, or granting or placing of an Encumbrance (other than Permitted Encumbrances) on, any tangible assets of the Company or any of its Subsidiaries having a current value in excess of US$1,000,000, except (x) in the ordinary course of business and in a manner consistent with past practice, (y) any sale, lease, pledge, transfer or other disposition of securities (other than securities of the Company) or assets between or among the Company and its direct or indirect wholly-owned Subsidiaries or (z) pursuant to an existing Contract;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital, except for dividends paid by any of the Company’s direct or indirect wholly-owned Subsidiaries to the Company or any of its other wholly-owned Subsidiaries, in the ordinary course of business consistent with past practice;

(v) reclassify, combine, split or subdivide any of its share capital;

(vi) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to the Company or any of its Subsidiaries;

(vii) acquire (including by merger, consolidation or acquisition of shares or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any tangible assets in an amount in excess of US$1,000,000, other than the acquisition of assets in the ordinary course of business;

(viii) repurchase, prepay or incur any Indebtedness or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, or make any loans or advances or capital contributions to, or investments in, any Person, in each case, in an amount in excess of US$3,000,000 individually, other than (A) from the Company to any wholly-owned Subsidiary or from any wholly-owned Subsidiary to the Company or another wholly-owned Subsidiary, or (B) pursuant to Contracts in effect as of the date hereof;

(ix) other than capital expenditures necessary to maintain existing assets in good repair, authorize, or make any commitment with respect to capital expenditures which are, in the aggregate, in excess of US$2,000,000;

(x) except as required under applicable Law or the terms of any Benefit Plan or Contract as in effect on the date hereof or any collective bargaining agreement or this Agreement (A) materially increase the compensation payable or to become payable or the benefits provided to any current or former Service Provider whose annual compensation as of the date hereof is in excess of US$1,000,000 in addition to those pursuant to any Benefit Plan in effect on the date hereof (except for increases in the ordinary course of business consistent with past practice); (B) grant (or increase the amount of) any severance, retention or termination pay to, or enter into change in control or severance agreement with, any current or former Service Provider whose annual compensation as of the date hereof is in excess of US$1,000,000; (C) establish, adopt, enter into or materially amend any collective bargaining agreement or Benefit Plan; or (D) take any action to amend or waive any performance or vesting criteria or accelerate any rights or benefits or take any action to fund or in any other way secure the payment of compensation or benefits under any Benefit Plan, including as a consequence of consummation of the Transactions or termination of employment;

(xi) make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable GAAP or applicable Law;

(xii) make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any controversy with respect to material Taxes or change any material aspect of method of Tax accounting;

(xiii) except in the ordinary course of business consistent with past practice, enter into, amend or modify in any material respect, or terminate, or waive any material rights under, any Material Contract; or

(xiv) agree, resolve or commit to do any of the foregoing.

Section 6.02 Conduct of Business by Parent and Merger Sub Prior to the Effective Time. Each of Parent and Merger Sub agrees that, from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Section 9.01, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (b) take any action or fail to take any action, which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other Transactions.

Section 6.03 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01 Proxy Statement and Schedule 13E-3.

(a) As soon as reasonably practicable following the date of this Agreement, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare and file with the SEC the Schedule 13E-3 and the Proxy Statement (as an exhibit to the Schedule 13E-3). Each of Parent and Merger Sub shall promptly furnish all information concerning itself and its Affiliates that is required to be included in the Schedule 13E-3 and cooperate with the Company in the preparation and filing of the Schedule 13E-3. No filing of the Schedule 13E-3, the Proxy Statement, any amendments or supplements thereto, or any response to the SEC will be made by the Company, Parent or the Merger Sub unless the other Party and its counsel has had a reasonable opportunity to review and propose comments which such Party shall consider in good faith; provided that notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 7.03, in connection with any disclosure regarding a Change in the Company Recommendation, the Company shall not be required to provide Parent or Merger Sub with the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure. The Company shall cause a letter to shareholders, notice of meeting, the Proxy Statement, form of proxy accompanying the Proxy Statement and other proxy materials that will be provided to the shareholders of the Company in connection with the solicitation of proxies for use at the

Company Shareholders’ Meeting, to be mailed to the shareholders of the Company as promptly as reasonably practicable after the date that the SEC confirms it has no further comments. The Company and Parent shall cooperate to: (A) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings; (B) provide the other Party and its counsel, as promptly as practicable after receipt thereof, with copies of any written comments, and advise the other Party and its counsel of any oral comments, with respect to the Schedule 13E-3 or the Proxy Statement (or any amendment or supplement thereto) received from the SEC or its staff; (C) prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law; and (D) file and distribute to the shareholders of the Company any supplement or amendment to the Proxy Statement if any event shall occur or any information be discovered which requires such action at any time prior to the Company Shareholders’ Meeting.

(b) The Company will cause the information relating to the Company for inclusion in the Schedule 13E-3, at the time such document is filed with the SEC or at any time such document is amended or supplemented, and in the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Shareholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation, warranty, covenant or agreement is made by the Company with respect to information supplied by Parent for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement. Parent will cause the information relating to Parent or Merger Sub supplied by it for inclusion in the Schedule 13E-3, at the time such document is filed with the SEC or at any time such document is amended or supplemented, and in the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Company Shareholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement.

(c) Each of the Company and Parent shall promptly correct any information provided by it for use in the Schedule 13E-3 and the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect, and the Company, with assistance and cooperation from Parent, shall take all steps necessary to amend or supplement the Schedule 13E-3 and the Proxy Statement and to cause the Schedule 13E-3 and the Proxy Statement, as so amended or supplemented, to be filed with the SEC and mailed to its shareholders, in each case as and to the extent required by applicable Law.

Section 7.02 Company Shareholders’ Meeting.

(a) Subject to Section 7.03(d) and Section 7.03(e), the Company shall take, in accordance with applicable Law, its memorandum and articles of association and the rules of the NASDAQ, all action necessary to call, give notice of, set a record date for, and convene the Company Shareholders’ Meeting for the purpose of obtaining the

Company Shareholder Approval as promptly as reasonably practicable after the SEC confirms it has no further comments on the Schedule 13E-3 (including the Proxy Statement filed therewith as an exhibit); provided that the Company may postpone or adjourn the Company Shareholders’ Meeting (i) with the written consent of Parent, (ii) if at the time the Company Shareholders’ Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Company Shareholders’ Meeting, or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined (acting upon recommendation of the Special Committee) in good faith after consultation with outside counsel is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders’ Meeting.

(b) Unless there has been a Change in the Company Recommendation pursuant to Section 7.03(d) or Section 7.03(e), the Company Board shall make the Company Recommendation and include such recommendation in the Proxy Statement and use reasonable best efforts to promptly take all actions reasonably necessary in accordance with applicable Law and the memorandum and articles of association of the Company, to solicit the Company Shareholder Approval. For the avoidance of doubt, in the event that subsequent to the date hereof, the Company Board makes a Change in the Company Recommendation and/or authorizes the Company to terminate this Agreement pursuant to Section 7.03(d) or Section 7.03(e), the Company shall (if so permitted by the memorandum and articles of association of the Company) not be required to convene the Company Shareholders’ Meeting or submit this Agreement to the holders of the Shares for approval.

Section 7.03 No Solicitation of Transactions; Company Board Recommendation; Alternative Acquisition Agreement.

(a) Subject to Section 7.03(a), the Company and its Subsidiaries shall not, nor shall they authorize or direct any of their respective Representatives to, directly or indirectly:

(i) solicit, initiate or take any other action knowingly to facilitate or encourage any Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning, the Company or any of its Subsidiaries to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, any effort by any Person that is seeking to make, or has made, an Acquisition Proposal; or

(iii) approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than a customary confidentiality agreement) relating to any Acquisition Proposal.

(b) Notwithstanding anything to the contrary set forth in Section 7.03(a), prior to the receipt of the Company Shareholder Approval, the Company and its Representatives may following the receipt of a written Acquisition Proposal which did not result from any breach of Section 7.03(a):

(i) contact the Person or group of Persons who has made such Acquisition Proposal to clarify and understand the terms and conditions thereof and to notify such Person of the restriction of this Section 7.03;

(ii) provide information (including any non-public information or data concerning the Company or any of its Subsidiaries) in response to the request of the Person or group of Persons who has made such Acquisition Proposal, if and only if, prior to providing such information, the Company has received from the Person or group of Persons so requesting such information an executed confidentiality agreement; provided that the Company shall make available to Parent all such information concerning the Company and its Subsidiaries that is provided to any Person or group of Persons making such Acquisition Proposal that is given such access promptly (and in any event within forty-eight (48) hours) after it is provided or made available to such Person or group of Persons to the extent not previously provided to Parent and Merger Sub; and/or

(iii) engage or participate in any discussions or negotiations with the Person or group of Persons who has made such Acquisition Proposal;

provided that prior to taking any action described in Section 7.03(b)(ii) or Section 7.03(b)(iii) above, the Company Board, acting through the direction of the Special Committee, shall have determined in good faith, based on the information then available and after consultation with its independent financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal.

(c) Except as set forth in Section 7.03(d) and Section 7.03(e), neither the Company Board nor the Special Committee shall (i) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Recommendation (a “Change in the Company Recommendation”) or (ii) cause or permit the Company or any of its Subsidiaries to enter into any Alternative Acquisition Agreement.

(d) Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to obtaining the Company Shareholder Approval, subject to the Company’s compliance with this Section 7.03, the Company Board (upon the recommendation of the Special Committee) or the Special Committee may (i) effect a Change in the Company Recommendation and/or (ii) authorize the Company to terminate this Agreement pursuant to Section 9.01(d)(ii) to enter into an Alternative Acquisition Agreement, if and only if:

(i) the Company Board shall have received a bona fide, written Acquisition Proposal that the Company Board (or the Special Committee) reasonably believes, based on the information then available and after consultation with its independent financial advisor and outside legal counsel, constitutes a Superior Proposal;

(ii) prior to effecting a Change in the Company Recommendation or entering into an Alternative Acquisition Agreement in accordance with this Section 7.03(d), (A) the Company shall have provided prior written notice (the “Change or Alternative Acquisition Notice”) to Parent that the Company Board (acting on recommendation of the Special Committee) or the Special Committee has resolved to effect a Change in the Company Recommendation and/or to enter into an Alternative Acquisition Agreement, describing in reasonable detail the reasons for such Change in the Company Recommendation and/or entering into an Alternative Acquisition Agreement (which notice shall specify the material terms thereof and copies of all relevant documents (other than redacted terms of financing documents) relating to such Acquisition Proposal), and (B) the Company shall cause its financial and legal advisors to, during the eight (8) Business Day period following receipt by Parent and Merger Sub of the Change or Alternative Acquisition Notice (the “Notice Period”), negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) any proposed modifications to the terms and conditions of this Agreement and/or the Financing Documents so that such Acquisition Proposal ceases to constitute a Superior Proposal; provided, that any material amendment to the terms of such Superior Proposal during the Notice Period shall require a new Change or Alternative Acquisition Notice of the terms of such amended Superior Proposal from the Company; provided that any additional Notice Period shall be shortened to four (4) Business Days;

(iii) following the end of such Notice Period(s), the Company Board (acting on recommendation of the Special Committee) or the Special Committee shall have determined in good faith (after consultation with its independent financial advisor and outside legal counsel), after considering the terms of any proposed amendment or modification to this Agreement and/or the Financing Documents, that the Acquisition Proposal giving rise to the Change or Alternative Acquisition Notice continues to constitute a Superior Proposal; and

(iv) in the case of the Company terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, the Company shall have paid, or caused the payment of, the Company Termination Fee in accordance with Section 9.03(a).

(e) Notwithstanding anything in this Section 7.03 to the contrary, prior to obtaining the Company Shareholder Approval, if the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee, other than in response to or in connection with an Acquisition Proposal, that failure to make a Change in the Company Recommendation and/or terminate this Agreement pursuant to Section 9.01(d)(iii) would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company Board may, upon the recommendation of the Special Committee, effect a Change in the Company Recommendation and/or terminate this Agreement pursuant to Section 9.01(d)(iii); provided that the Company has provided Parent at least five (5) Business Days’ prior written notice indicating that the Company Board intends to effect a Change of Recommendation and/or terminate this Agreement. In the event of such a termination, the Company shall have paid, or caused the payment of, the Company Termination Fee in accordance with Section 9.03(a).

(f) Nothing contained in this Section 7.03 shall be deemed to prohibit the Company or the Company Board (or the Special Committee) from complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to a bona fide Acquisition Proposal.

(g) Immediately after the date hereof and until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article IX, the Company agrees that it will as promptly as reasonably practicable (and, in any event, within forty-eight (48) hours) notify Parent if it or any of its Representatives becomes aware that any Acquisition Proposals are received by, or, in connection with any Acquisition Proposal, any non-public information is requested from or any discussions or negotiations are sought to be initiated or continued with, the Company, the Company Board (or the Special Committee) or any Representative of the foregoing. The Company shall provide such notice orally and in writing and shall identify in connection with such notice, the material terms and conditions of any Acquisition Proposals and thereafter shall keep Parent reasonably informed of the status and material terms of any such Acquisition Proposals (including any amendments thereto) and the status of any such discussions or negotiations, and shall promptly (but in no event later than forty-eight (48) hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any material terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters).

Section 7.04 Access to Information.

(a) Except as otherwise prohibited by applicable Law or the terms of any Contract to which the Company or any of its Subsidiaries is subject (provided that the Company shall promptly advise Parent of the existence of any such Contract and use its reasonable best efforts to promptly obtain any consent required under such Contract in order that it may comply with the terms of this Section 7.04(a)), from the date of this Agreement until the earlier of the date on which this Agreement is terminated in accordance with its terms and the Effective Time, upon reasonable advance notice from Parent, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and Parent’s Representatives reasonable access, during normal business hours and upon prior reasonable notice, to the officers, employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to the books and records thereof; and (ii) to the extent not publicly available, furnish Parent and its Representatives with such information concerning its business, properties, Contracts, assets, liabilities, personnel and other information as Parent or its Representatives may reasonably request; provided, however, that the Company shall not be required to (x) take or allow actions that would unreasonably interfere with the operations of the Company or its Subsidiaries, or (y) provide access to or disclose any information if such access or disclosure would jeopardize any attorney-client privilege, work product doctrine or other applicable privilege of the Company or any of its Subsidiaries, violate any Contract, Law or Order, or give a third party the right to terminate or accelerate the rights under a Contract (provided that the Company shall use its reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or violation).

(b) All information obtained by Parent pursuant to this Section 7.04 shall be kept confidential in accordance with Section 10.02. Parent shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to this Section 7.04 by its Representatives.

(c) No investigation pursuant to this Section 7.04 shall affect any representation, warranty, covenant or agreement in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 7.05 Directors’ and Officers’ Indemnification and Insurance.

(a) During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill the obligations of the Company and its Subsidiaries under (i) any indemnification, advancement of expenses and exculpation provision set forth in any memorandum and articles of association or comparable organizational documents of the Company or any of its Subsidiaries as in effect on the date of this Agreement (the “Organizational Documents”) and (ii) all indemnification agreements (the “Indemnification Agreements”) in effect as of the date of this Agreement (all of which are deemed Material Contracts) between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Parties”). During such six (6) year period, such Indemnification Agreements shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights of the Indemnified Parties thereunder except as permitted by the terms thereof. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, and except as prohibited by applicable Law, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the memorandum and articles of association (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to exculpation, advancement of expenses and indemnification that are at least as favorable to the Indemnified Parties as those contained in the memorandum and articles of association (or other similar organizational documents) of the Company and its Subsidiaries as in effect on the date hereof, and during such six (6) year period, such provisions shall not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights of the Indemnified Parties thereunder except as required by applicable Law.

(b) From the Effective Time until the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, indemnify and hold harmless each Indemnified Party from and against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, relating to or in connection with (i) the fact that an Indemnified Party is or was a director or officer of the Company or any of its Subsidiaries, (ii) any acts or omissions occurring or alleged to occur prior to or at the Effective Time in such Indemnified Party’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates, or (iii) the Merger, this Agreement or any of the Transactions; provided that the foregoing indemnification requirements will be subject to any carve-outs currently provided for in the Organizational Documents or the Indemnification Agreements); provided further, however, that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Party delivers to the Surviving Corporation or Parent a written notice asserting a claim for indemnification under this Section 7.05(b), then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Party therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Party in connection with any such claim, proceeding, investigation or inquiry; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Party delivers to the Surviving Corporation or Parent a written notice asserting a claim for advancement under this Section 7.05(b), then the right to advancement asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved.

(c) Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six (6) year “tail” prepaid policy on the D&O Insurance on terms with respect to coverage and amounts that are no less favorable to the Indemnified Parties than those of the D&O Insurance in effect as of the date hereof; provided, however, that the annual premium amount payable for such “tail” insurance policy shall not exceed three hundred percent (300%) of the premium amount per annum the Company paid in its last full fiscal year as set forth in Section 7.05(c) of the Company Disclosure Schedule (such three hundred percent (300%) amount, the “Maximum Tail Premium”); provided that, if the cost for such “tail” insurance policy exceeds the Maximum Tail Premium, then the Company or the Surviving Corporation shall be obligated to obtain a substantially similar policy with the greatest coverage available for a cost not exceeding the Maximum Tail Premium. In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder. In the event that the Company does not elect to purchase such a “tail” policy prior to the Effective Time, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to), maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are no less favorable to the Indemnified Parties than those of the D&O Insurance in effect as of the date hereof.

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of their respective properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.05.

(e) The provisions of this Section 7.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 7.05.

(f) The agreements and covenants contained in this Section 7.05 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees.

Section 7.06 Employee Protection. For the One-year period immediately following the Closing Date, Parent shall cause the Surviving Corporation and/or its Subsidiaries to retain the services of the employees as set forth in Section 7.06 of the Company Disclosure Schedule (each such employee, a “Continuing Employee”) on terms and conditions of employment that are no less favorable than the terms and conditions of employment provided by the Company or its applicable Subsidiaries to such Continuing Employees immediately prior to the Closing Date, subject to the Surviving Corporation’s right to termination for breach by any Continuing Employee of any terms or conditions of employment and subject to any other right of termination provided in the employment agreement.

Section 7.07 Notification of Certain Matters.

(a) From and after the date of this Agreement until the earlier to occur of the Effective Time and termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied, or (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement which would reasonably be expected to cause any condition to the obligation of any party to effect the Transactions not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.07 Section 7.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give notice pursuant to this Section 7.07 shall not constitute a failure of a condition to the Merger set forth in Article VIII except to the extent that the underlying fact or circumstance not so notified would, standing alone, constitute such a failure.

(b) From and after the date of this Agreement until the earlier to occur of the Effective Time and termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any written notice or other written communication from any Governmental Authority in connection with the Transactions, (ii) from any Person alleging that the consent of such Person is or may be required in connection with the

Transactions, or (iii) any Actions commenced or, to its Knowledge, threatened against the Company or any of its Subsidiaries or Affiliates or Parent and any of its Subsidiaries or Affiliates, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such Person pursuant to any of such Person’s representations and warranties contained herein, or that relate to such Person’s ability to consummate the Transactions.

Section 7.08 Reasonable Best Efforts; Further Action.

(a) Each party hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions, including using its reasonable best efforts to obtain, or cause to be obtained, all permits, consents, approvals, authorizations, qualifications and Orders of all Governmental Authorities and officials and parties to Contracts with the Company and its Subsidiaries that may be or become necessary for the performance of the obligations of such party hereto pursuant to this Agreement and the consummation of the Transactions and will cooperate fully with the other parties in promptly seeking to obtain all such permits, consents, approvals, authorizations, qualifications and Orders; provided that, for the avoidance of doubt, no action permitted to be taken pursuant to Section 6.01 or Section 7.03 hereof shall be prohibited by this sentence.

(b) Each of the parties hereto agrees to cooperate and use its reasonable best efforts to contest and resist any Action, including any administrative or judicial Action, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including, without limitation, committing to and effecting, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divestiture or disposition of such of its assets, properties or businesses; provided that nothing herein shall require the Company or its Subsidiaries to take any action that is not contingent upon the Closing or that would be effective prior to the Effective Time.

Section 7.09 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Parent and the Company. Thereafter, unless otherwise required by applicable Law or the requirements of the NASDAQ, each of Parent and the Company shall use reasonable efforts to consult with the other before issuing any press release, having any communication with the press (whether or not with attribution), making any other public announcement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement, the Merger or any of the other Transactions (other than any press release or public statement with respect to a Change in the Company Recommendation, Acquisition Proposal, Superior Proposal or any action taken by the Company, the Company Board or the Special Committee permitted under Section 7.03).

Section 7.10 Stock Exchange Delisting. Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NASDAQ or the SEC to enable the Shares to be (a) delisted from the NASDAQ as promptly as practicable after the Effective Time, and (b) deregistered under the Exchange Act as promptly as practicable after such delisting.

Section 7.11 Takeover Statute. The parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any Takeover Statute is or becomes applicable to the Merger or any of the other Transactions, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to lawfully eliminate or minimize the effects of such statute on the Merger and the other Transactions.

Section 7.12 Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to the Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and any of its Subsidiaries designated by Parent.

Section 7.13 Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Action commenced or, to the Company’s Knowledge on the one hand and the knowledge of Parent on the other hand, threatened against such party which relate to this Agreement and the Transactions. The Company shall give Parent reasonable opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to the Transactions.

Section 7.14 Financing.

(a) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to arrange the Financing in a timely manner on terms and conditions described in the Financing Documents, which shall include reasonable best efforts to (i) maintain in full force and effect the Financing Documents, (ii) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions in the Financing Documents and such definitive agreements thereto, and (iii) fully enforce its rights under the Financing Documents and (iv) subject to the terms and conditions of the Financing Documents, draw upon and consummate the Financing at or prior to the Closing.

(b) If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Documents, (A) Parent shall promptly so notify the Company, and (B) each of Parent and Merger Sub shall use its reasonable best efforts to arrange to obtain alternative financing from the same or alternate sources, as promptly as practicable following the occurrence of such event, in an amount sufficient, when added to the portion of the Financing that is available, to consummate the Merger and other Transactions (the “Alternative Financing”), and to enter into new definitive agreements with respect to such Alternative Financing (the “Alternative Financing Documents”); provided that, without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), no Alternative Financing Document shall impose any new or additional conditions not present in the Financing Document it is replacing which could reasonably be expected to interfere with the ability of Parent and Merger Sub to consummate the Merger or otherwise expand any conditions set forth in the Financing Document it is replacing or contain any other terms that could reasonably be expected to materially and adversely affect or delay the ability of Parent to obtain such Alternative Financing or enforce its rights against the other parties thereto. For purposes of this Section 7.14, references hereunder with respect to the “Financing” shall include the financing contemplated by the Financing Documents as permitted to be replaced, amended or supplemented by this Section 7.14 and any Alternative Financing and references hereunder with respect to the “Financing Documents” shall include such documents as permitted to be replaced, amended or supplemented by this Section 7.14 and any Alternative Financing Documents.

(c) Parent shall give the Company prompt notice of any breach or threatened breach by any party of the Financing Documents, and of any termination or threatened termination of the Financing Documents. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing.

(d) Each of Parent and Merger Sub acknowledges and agrees that the obtaining of the Financing shall not be a condition to the Closing, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing, subject to the applicable conditions set forth in Article VIII, the breach of which obligation will give rise to the remedies set forth in Article IX.

(e) Each of Parent and Merger Sub shall not permit any amendment, modification or supplement to be made to, or any waiver of any provision under, the Financing Documents, if such amendments, modifications or supplements would (i) reduce (or would have the effect of reducing) the aggregate amount of the Financing unless the Financing is increased by a corresponding amount or additional Financing is otherwise made available, (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the Financing to the extent the same could reasonably be expected to interfere with the ability of Parent and Merger Sub to consummate the Merger, or (iii) otherwise adversely impair, delay, or prevent the consummation of the Transactions or the ability of Parent to enforce its rights against the other parties thereto, without the Company’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

Section 7.15 Management. Except as expressly provided in the Support Agreement on the date hereof, in no event shall Parent or Merger Sub or any of their respective Affiliates, enter into or seek to enter into any arrangements that are effective prior to the Closing with any member of the Company’s or its Subsidiaries’ management or any other Company employee that contain any terms that prohibit or restrict such member of management or such employee from discussing, negotiating or entering into any arrangements with any third party in connection with an Acquisition Proposal.

Section 7.16 Actions Taken at the Direction of the CEO or Rollover Shareholder. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including Article VI and Article VII hereof, if the alleged breach is the result of action or inaction taken by the Company at the specific direction of the chief executive officer of the Company or any other Rollover Shareholder, without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.01 Conditions to the Obligations of Each Party. The respective obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Closing Date of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) No Order or Proceeding. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent), or commenced any Action against the Company, Parent or Merger Sub, which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Merger (collectively, a “Restraint”).

Section 8.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 4.08(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date, (ii) the representations and warranties of the Company contained in Section 4.03(a) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date, and (iii) the other representations and warranties of the Company contained in Article IV of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date, except (A) in the case of clauses (i), (ii) and (iii) above, to the extent such representation or warranty is expressly made as of a specific date, in which case such representations and warranties shall be true and correct, or true and correct in all material respects, as applicable, as of such specific date only and (B) in the case of clause (iii) above, where the failure of such representations and warranties of the Company to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed and complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date.

(c) No Material Adverse Effect. Since the date hereof, there shall not have occurred a Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by an executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a) through
Section 8.02(c).

Section 8.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or written waiver (where permissible under applicable Law) at or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, in each case, except (i) to the extent such representation or warranty is expressly made as of a specific date, in which case such representations and warranties shall be true and correct as of such specific date only and (ii) where the failure of such representations and warranties of Parent and Merger Sub to be so true and correct has not, individually or in the aggregate, prevented or materially adversely affected the ability of Parent or Merger Sub to consummate the Merger.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed and complied in all material respects with all of the agreements and covenants required by this Agreement to be performed or complied with by them at or prior to the Closing Date.

(c) Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a director of Parent, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

Section 8.04 Frustration of Closing Conditions. Prior to the End Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VIII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval (except as set forth in Section 9.01(d)(ii) or Section 9.01(d)(iii)), by action taken or authorized by (a) in the case of the Company, the Special Committee, and (b) in the case of Parent, the board of directors of Parent, as follows:

(a) by the mutual written consent of Parent and the Company; or

(b) by either Parent or the Company if:

(i) the Effective Time shall not have occurred on or before the End Date;

(ii) any Restraint having the effect set forth in Section 8.01(b) hereof shall have become final and non-appealable; or

(iii) the Company Shareholder Approval shall not have been obtained upon a vote held at the Company Shareholders’ Meeting or at any adjournment or postponement thereof;

provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose breach of, or failure to fulfill, any of its obligations (which, in the case of Parent, shall also include any breach or failure to fulfill by Merger Sub) under this Agreement has been a material cause of, or resulted in, the occurrence of the applicable termination event; or

(c) by Parent:

(i) if the Company shall have breached any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied and such breach cannot be cured by the Company by the End Date or, if capable of being cured, shall not have been cured (x) within thirty (30) Business Days following receipt by the Company of written notice from Parent of such breach or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the End Date; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied;

(ii) if (A) there shall have been a Change in the Company Recommendation pursuant to Section 7.03(e), or (B) the Company Board, acting through the Special Committee, notifies Parent or Merger Sub that it intends to effect a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement, in each case, in accordance with Section 7.03(d) by the Company.

(d) by the Company:

(i) if Parent or Merger Sub shall have breached any representation, warranty, covenant or agreement set forth in this Agreement, or if any representation or warranty of Parent and Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied and such breach cannot be cured by Parent or Merger Sub by the End Date or, if capable of being cured, shall not have been cured (x) within thirty (30) Business Days following receipt by Parent of written notice from the Company of such breach or (y) any shorter period of time that remains between the date the Company provides written notice of such breach and the End Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.01(d)(i) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied;

(ii) prior to obtaining the Company Shareholder Approval, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 7.03(d); provided, that substantially concurrently with such termination, the Company enters into such Alternative Acquisition Agreement and pays to Parent (or one or more of its designees) the Company Termination Fee in accordance with Section 9.03(a);

(iii) prior to obtaining the Company Shareholder Approval, if the Company Board, acting upon the recommendation of the Special Committee, has effected a Change in the Company Recommendation and/or authorized termination of this Agreement other than in response to or in connection with an Acquisition Proposal pursuant to Section 7.03(e); or

(iv) if (A) all the conditions to the Closing contained in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing (but subject to their satisfaction or waiver by the party having the benefit thereof)) or waived by Parent and Merger Sub, (B) Parent and Merger Sub fail to complete the Closing within five (5) Business Days following the date on which the Closing was required to have occurred pursuant to Section 2.02, and (C) the Company has irrevocably notified Parent in writing (x) that all of the conditions set forth in Section 8.03 have been satisfied (other than those conditions that by their nature are only capable of being satisfied at the Closing (but subject to their satisfaction or waiver by the party having the benefit thereof)) or waived by the Company and (y) it stands ready, willing and able to consummate the Transactions during such period.

Section 9.02 Effect of Termination. In the event of the valid termination of this Agreement pursuant to Section 9.01, written notice thereof shall be given to the other party or parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto or their respective Subsidiaries or Representatives, except (a) with respect to this Section 9.02, Section 7.04(b), Section 9.03 and Article X which shall remain in full force and effect and (b) subject to Section 9.03(e), nothing in this Section 9.02 shall relieve any party from liability for any knowing and intentional breach prior to such termination of, or fraud committed prior to the termination in connection with, this Agreement.

Section 9.03 Fees and Expenses.

(a) If this Agreement is validly terminated by

(i) Parent, pursuant to Section 9.01(c); or

(ii) the Company, pursuant to Section 9.01(d)(ii) or Section 9.01(d)(iii),

then in any such event, the Company shall pay to Parent or its designee (A) promptly (but in any event no later than five (5) Business Days after Parent terminates this Agreement pursuant to Section 9.01(c), or (B) the date on which the Company terminates this Agreement pursuant to Section 9.01(d)(ii) or Section 9.01(d)(iii), an amount equal to US$500,000 (the

“Company Termination Fee”), which amount shall be payable in cash in immediately available funds, by wire transfer to an account or accounts designated in writing by Parent; provided that in the event this Agreement is terminated by the Company pursuant to Section 9.01(d)(ii), if (x) the Company thereafter enters into an Alternative Acquisition Agreement with respect to a Superior Proposal, (y) the merger or acquisition thereunder fails to proceed due to the failure of one or more of the Rollover Shareholders to approve such transaction, and (z) any party to the Alternative Acquisition Agreement initiates an Action seeking judicial enforcement of the Alternative Acquisition Agreement so that the proposed merger or acquisition would nonetheless be consummated, and such party prevails in such Action, the Company Termination Fee shall mean a fee in the amount equal to US$ 1,000,000.

(b) If this Agreement is terminated by the Company pursuant to Section 9.01(d)(i) or Section 9.01(d)(iv), then in any such event, Parent shall pay or cause to be paid to the Company or its designees promptly (but in any event no later than five (5) Business Days) after the Company validly terminates this Agreement pursuant to Section 9.01(d)(i) or Section 9.01(d)(iv) a termination fee of an amount equal to US$1,000,000 (the “Parent Termination Fee”), which amount shall be payable in cash in immediately available funds, by wire transfer to an account or accounts designated in writing by the Company.

(c) Except as set forth in this Section 9.03, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses, whether or not the Merger or any other Transaction is consummated.

(d) The Company and Parent acknowledge that the agreements contained in this Section 9.03 are an integral part of the Transactions and without the agreements contained in this Section 9.03, the parties would not have entered into this Agreement. Accordingly, in the event that the Company or Parent shall fail to pay the Company Termination Fee or Parent Termination Fee, as applicable, when due, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party for such payment, such paying party shall pay the other party its reasonably documented costs and expenses (including reasonable legal fees and expenses) in connection with such Action, together with interest on the amount of (i) the Company Termination Fee or Parent Termination Fee, as applicable, and (ii) such documented costs and expenses at the annual rate of five percent (5%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

(e) In no event shall (i) the Company be required to pay the Company Termination Fee on more than one occasion or (ii) Parent be required to pay the Parent Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, (x) if the Company pays the Company Termination Fee pursuant to Section 9.03(a) and the expenses and interest pursuant to Section 9.03(d), then any such payment shall be the sole and exclusive remedy of a Parent Related Party (as defined below) against the Company and its Subsidiaries, and any of their respective former, current or future officers, employees, directors, partners, shareholders, managers, members, Affiliates or successors (the “Company Related Parties”) and none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, including the failure of the Merger or the Financing to be consummated or for a breach or failure to perform hereunder or under any Financing Document (whether intentionally, unintentionally, knowingly, willfully or otherwise) or otherwise, (y) if Parent pays the Parent Termination Fee pursuant to Section 9.03(b) and the expenses and interest pursuant to Section 9.03(d), then any such payment shall be the sole and exclusive remedy of a Company Related Party against Parent and Merger Sub and any of their respective former, current or future officers, employees, directors, partners, shareholders, managers, members, Affiliates or successors (the “Parent Related Parties”) and none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, including the failure of the Merger or the Financing to be consummated or for a breach or failure to perform hereunder or under any Financing Document (whether intentionally, unintentionally, knowingly, willfully or otherwise) or otherwise and (z) (A) if Parent or Merger Sub receives any payments from the Company in respect of any breach of this Agreement, and thereafter Parent is entitled to receive the Company Termination Fee pursuant to Section 9.03(a), the amount of such Company Termination Fee shall be reduced by the aggregate amount of any payments made by the Company to Parent or Merger Sub in respect of any such breaches of this Agreement and (B) if the Company receives any payments from Parent or Merger Sub in respect of any breach of this Agreement, and thereafter the Company is entitled to receive the Parent Termination Fee under Section 9.03(b), the amount of such Parent Termination Fee shall be reduced by the aggregate amount of any payments made by Parent or Merger Sub to the Company in respect of any such breaches of this Agreement. The provisions of this Section 9.03(e) are intended to be for the benefit of, and shall be enforceable by, each Company Related Party or Parent Related Party, as the case may be. In no event will any party hereto be liable to another party hereto under this Agreement for any consequential or incidental damages, including but not limited to lost profits.

Section 9.04 Amendment. This Agreement may be amended by the parties hereto through an instrument in writing signed by each of the parties hereto and approved by action taken by or on behalf of their respective boards of directors (or in the case of the Company, the Special Committee), at any time prior to the Effective Time; provided, however, that, after the Company Shareholder Approval has been obtained, no amendment may be made that requires further approval by the shareholders of the Company under applicable Law without such approval having been obtained.

Section 9.05 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any breach of or inaccuracy in the representations and warranties of any other party contained in this Agreement or in any document delivered pursuant hereto and (c) subject to the proviso in the first sentence of Section 9.04 and to the extent permitted by applicable Law, waive compliance with any agreement of any other party or any condition to its own obligations contained in this Agreement. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or future exercise of any other right hereunder. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X

GENERAL PROVISIONS

Section 10.01 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto shall survive the Effective Time except for those covenants and agreements (i) contained in Article II, Article III, Section 7.04(b), Section 7.05, Section 9.03 and this Article X) and (iii) that by their terms are to be performed in whole or in part after the Effective Time.

Section 10.02 Confidentiality.

(a) Prior to and during the term of this Agreement, each party hereto has disclosed or may disclose to the other party Confidential Information. Subject to Section 10.02(b), unless otherwise agreed to in writing by the disclosing party, the receiving party shall (i) except as required by Law, keep confidential and not disclose or reveal any Confidential Information to any Person other than the receiving party’s Representatives, in each case: (A) who are actively and directly participating in the consummation of the Transactions and (B) whom the receiving party will cause to observe the terms of this Section 10.02, and (ii) not, and shall cause its Representatives not to, use Confidential Information for any purpose other than in connection with the Transactions. Each party acknowledges that such party shall be responsible for any breach of the terms of this Section 10.02 by such party or its Representatives and each Party agrees, at its sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain its Representatives from prohibited or unauthorized disclosure or use of the Confidential Information.

(b) In the event that the receiving party or any of its Representatives and, in the case of Parent as the receiving Party, any Financing Source or any of their respective Representatives, is requested pursuant to, or required by, Law to disclose any Confidential Information, the receiving party will provide the disclosing party with prompt notice of such request or requirement in order to enable the disclosing party to seek an appropriate protective order or other remedy (and if the disclosing party seeks such an order, the receiving party will provide such cooperation as the disclosing party shall reasonably request), to consult with the receiving party with respect to the disclosing party’s taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section 10.02. In the event that such protective order or other remedy is not obtained, or the disclosing party waives compliance, in whole or in part, with the terms of this Section 10.02, the receiving party or its Representative will disclose only that portion of the Confidential Information that the receiving party is advised by counsel is legally required to be disclosed and will cooperate with such disclosing party’s best efforts to ensure that all Confidential Information so disclosed will be accorded confidential treatment.

(c) As used in this Agreement, the term “Confidential Information” means any confidential or proprietary information, disclosed prior to or after the date hereof by one party or any of its Affiliates to the other party or any of its Affiliates, concerning the disclosing party’s business, financial condition, proprietary technology, research and development and other confidential matters, including without limitation, any confidential or proprietary information provided under this Agreement or any of the exhibits or schedule attached hereto. Confidential Information shall not include any information which (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving party or its Representatives in violation of this Section 10.02 or other obligation of confidentiality, (ii) was available to the receiving party on a non-confidential basis prior to its disclosure by the disclosing party or the disclosing party’s Representatives, or (iii) becomes available to the receiving party on a non-confidential basis from a Person (other than the disclosing Party or the disclosing party’s Representatives) who is not prohibited from disclosing such information to the receiving party by a legal, contractual or fiduciary obligation to the disclosing party or any of the disclosing party’s Representatives.

Section 10.03 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile (to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement), with a confirmatory copy to be sent by overnight courier, and (c) on the next Business Day when sent by national overnight courier, in each case to the respective parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.03):

if to Parent or Merger Sub:

John C.K. Sham

12/F., Kin Tech Industrial Building,

26 Wong Chuk Hang Road,

Aberdeen, Hong Kong

Facsimile: 852 2578 8562

with a copy to:

Stephen Goldstein, Esq.

494 Eighth Avenue, Suite 1000

New York, NY 10001

Facsimile: 212 349 2165

if to the Company:

Barry J. Buttifant

12/F., Kin Tech Industrial Building,

26 Wong Chuk Hang Road,

Aberdeen, Hong Kong

Facsimile: 852 2578 8562

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP

45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu

Chaoyang District, Beijing

Attention: Ling Huang/Denise Shiu

Facsimile: 86 10 5920 1090/ 86 10 5920 1080

Section 10.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by virtue of any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.05 Entire Agreement; Assignment.

(a) This Agreement, the exhibits and schedules hereto (including the Company Disclosure Schedule), the Guarantee and the Financing Documents constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

(b) No party may assign, delegate or otherwise transfer, by operation of law or otherwise, any of its rights or obligations under this Agreement without the consent of each other party hereto; provided that no such assignment shall relieve the assigning party of its obligations under this Agreement if such assignee does not perform such obligations. Any purported assignment not permitted under this Section 10.05(b) shall be null and void ab initio.

Section 10.06 Parties in Interest. This Agreement shall be binding upon, inure solely to the benefit of, and be enforceable by, only the parties hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than as set forth in or contemplated by the terms and provisions of Section 7.05 (which is intended to be for the benefit of the Persons covered thereby) and of Section 9.03(e) Section 9.03(d) (which is intended to be for the benefit of the Company Related Parties and the Parent Related Parties).

Section 10.07 Specific Performance. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement against the breaching party or parties, without the necessity of proving the inadequacy of money damages as a remedy, this being in addition to any other remedy to which they are entitled at Law or in equity. Any party seeking an injunction or injunctions in accordance with this Agreement to prevent breaches of this Agreement or the Financing Documents and to enforce specifically the terms and provisions of this Agreement or the Financing Documents shall not be required to provide any bond or other security in connection with any such order or injunction. If any party brings any Action to enforce specifically the performance of the terms and provisions hereof by any other party or of the Financing Documents by any party thereto, the End Date shall automatically be extended by the amount of time during which such Proceeding is pending, plus twenty (20) Business Days. Without limiting the forgoing provisions of this Section 10.07, the parties acknowledge and agree that the Company shall be entitled to obtain an injunction, specific performance or other equitable relief to cause Parent to enforce Mr. Sham’s obligation to fund the full proceeds of the Parent Equity Financing, if (A) all of the conditions to closing contained in Section 8.01 and Section 8.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing (but subject to their satisfaction or waiver by the party having the benefit thereof)), (B) the Company has delivered to Parent an irrevocable commitment in writing that it would be ready, willing and able to consummate the Closing if the Parent Equity Financing are funded, and (C) Parent and Merger Sub fail to complete the Closing within five (5) Business Days following the date on which the Closing was required to have occurred pursuant to Section 2.02. Notwithstanding anything herein to the contrary, (x) while the parties may pursue both a grant of specific performance and the payment of the amounts set forth in Section 9.03(a), Section 9.03(b) or Section 9.03(d), as applicable, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the party making such payment and, if such party is Parent or Merger Sub, any other Parent Related Parties or, if such Party is the Company, any other Company Related Parties.

Section 10.08 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law principles thereof (other than those provisions set forth in this Agreement that are required to be governed by the BVI Companies Act). Subject to the last sentence of this Section 10.08, any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules in force as at the date of this Agreement (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 10.09 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or pdf) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TIMELY STAR LIMITED

By
Name:
Title:

TIMELY MERIT LIMITED

By
Name:
Title:

GLOBAL-TECH ADVANCED INNOVATIONS INC.

By
Name:
Title:

Signature Page to Merger Agreement

Exhibit A

Plan of Merger

Part I: Articles of Merger

Territory of the British Virgin Islands

The BVI Business Companies Act, 2004

ARTICLES OF MERGER

These Articles of Merger entered into on [●] 2016 by Global-Tech Advanced Innovations Inc. (the “Surviving Company”) and Timely Merit Limited (the “Merging Company”) provide as follows:

1	The parties hereto do hereby adopt the Plan of Merger a copy of which is attached as the Schedule hereto, to the intent that the merger shall be effective on [●] 2016 (the “Effective Date”).

2	The Memorandum and Articles of Association of the Surviving Company were registered with the Registrar of Companies in the British Virgin Islands on [10 December 2008].

3	The Memorandum and Articles of Association of the Merging Company were registered with the Registrar of Companies in the British Virgin Islands on [2 July 2015].

4	The Merger and adoption of the new Memorandum and Articles of Association of the Surviving Company was approved for both the Surviving Company and the Merging Company by Resolutions of Directors respectively dated [●] 2016 and [●] 2016.

5	The Merger and adoption of the new Memorandum and Articles of Association of the Surviving Company was approved for both the Surviving Company and the Merging Company by resolutions of Members, respectively dated [●] 2016 and [●] 2016.

6	The Merging Company and the Surviving Company have complied with all the provisions of the laws of the British Virgin Islands to enable them to merge upon the Effective Date.

7	The name of the Surviving Company upon the consummation and effectiveness of this Merger shall remain unchanged.

8	The Memorandum and Articles of Association of the Surviving Company shall be amended and restated in the form attached as the Schedule to the Plan of Merger, as approved by the resolutions as set out above.

In witness whereof the parties hereto have caused these Articles of Merger to be executed on [●] 2016.

SIGNED for and on behalf of	)

Global-Tech Advanced Innovations Inc.	)	[●]

by	)	Director

SIGNED for and on behalf of	)

Timely Merit Limited	)	[●]

by	)	Director

Schedule

Plan of Merger

Part II: Plan of Merger

Territory of The British Virgin Islands

The BVI Business Companies Act, 2004

PLAN OF MERGER

This Plan of Merger is made on [●] 2016 between Global-Tech Advanced Innovations Inc. (the “Surviving Company”), a limited liability company registered under the BVI Business Companies Act, 2004 (as amended) (the “Act”) and Timely Merit Limited (the “Merging Company”) a limited liability company registered under the Act.

Whereas the Merging Company is a BVI Business Company registered and existing under and by virtue of the Act and is entering into this Plan of Merger pursuant to the provisions of section 170 of the Act.

Whereas the Surviving Company is a BVI Business Company registered and existing under and by virtue of the Act and is entering into this Plan of Merger pursuant to the provisions of section 170 of the Act.

Whereas the directors of the parties hereto deem it desirable and in the best interest of the companies and their members, as the case may be, that the Merging Company be merged into the Surviving Company.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies to this plan of Merger are the Surviving Company and the Merging Company.

2	The Surviving Company is Global-Tech Advanced Innovations Inc.

3	The Surviving Company has [●] ordinary shares in issue, all of which are entitled to vote on the merger as one class.

4	The Merging Company has [ten (10)] ordinary shares in issue, all of which are entitled to vote on the merger as one class.

5	Upon the merger, the separate corporate existence of the Merging Company shall cease and the Surviving Company shall become the owner, without other transfer, of all the rights and property of the Merging Company and the Surviving Company shall become subject to all liabilities obligations and penalties of the constituent companies.

6	The terms and conditions of the Merger are as follows:

(a)	each ordinary share, of no par value, issued and outstanding in the Merging Company on the effective date of the Merger shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, of no par value, in the Surviving Company;

(b)	each ordinary share, of a par value of US$0.04 each, issued and outstanding in the Surviving Company on the effective date of the Merger, other than Excluded Share (as defined below) and Dissenting Shares (as defined below), shall be cancelled and cease to exist in exchange for the right to receive US$8.85 in cash per share without interest;

(c)	Each of the Excluded Shares shall be automatically cancelled and cease to exist without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(d)	Each of the Dissenting Shares shall be cancelled and cease to exist following payment of its fair value in accordance with Section 179 of the Act, and each holder of Dissenting Shares shall be entitled to receive only the payment of the fair value of its Dissenting Shares in accordance with the provisions of Section 179 of the Act.

“Dissenting Shares” means ordinary shares in the Surviving Company owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger and to receive payment of the fair value of their shares pursuant to Section 179 of the Act.

“Excluded Shares” means, collectively, (a) ordinary shares in the Surviving Company legally or beneficially owned by Mr. John C.K. Sham, Wing Shing Holdings Company Limited, [Hui Shun Chi, Tsai Meng Chen or Sham Estee M.Y.] and (b) ordinary shares in the Surviving Company held by the Surviving Company or any of its subsidiaries (if any).

7	The Memorandum and Articles of Association of the Surviving Company shall be amended and restated in the form attached as the Schedule hereto.

8	This Plan of Merger shall be submitted to the members of both the Surviving Company and Merging Company for their approval by a resolution of members.

9	The merger shall be effective as provided by the laws of the British Virgin Islands.

10	This Plan of Merger may be executed in counterparts.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on [●] 2016.

SIGNED for and on behalf of	)

Global-Tech Advanced Innovations Inc.	)

by	)	Director

SIGNED for and on behalf of	)

Timely Merit Limited	)

by	)	Director

Schedule

Amended and Restated Memorandum and Articles of Association of the Surviving

Company